
11005187

2010 Annual Report | 2011 Proxy Statement






National Research
Corporation

Company Profile

A company can be described in a variety of ways including the industry it serves, its product, service, or even size. However, at its core, every organization is a collection of its associates. Listed below is who we are.

Abbie Eisenhart
Abbie Locken
Ada Hui
Adam Benash
Adam Harris
Adam Waggoner
Aidra Frazier
Alex Snyder-Weise
Allison Berry
Amanda Rucker
Amanda Twiss
Amir Aliabadi
Amy Ostermeyer
Amy Schner-Eisler
Amy Yetter
Ana Munoz
Andy Gatzemeyer
Andy Gerch
Andy Monnich
Andrew Lawton
Andrew Pankonin
Angela Cheever
Anjilynn Antonelli
Ann Krein
Anna Gillming
Anne Auld
Ashley Thiemann
Ashwini Kasarla
Aubrey Paulsen
Augusto Gurdian
Aulii Beaumont
Becki Hoppes
Ben Allemann
Bill Carlson
Brad Jacox
Brad Lowe
Brandon Hurley
Brenda Straka
Brent Bath
Brent Corbin
Brett Sullivan
Brian Hoff
Brian Parr
Brian Wynne
Bridget Matthiessen
Britney Osbern
Bruce Thiebauth
Bryan Christiancy
Bryant McCann
Cameron Andreesen
Casey Cline
Cathy Diven
Cathy Ray
Chaz Steimel
Chris Beekman
Christine Lang
Cindy Chen
Colleen Selvage
Connie Pautz
Connie White
Conor Schultze
Courtney Nore
Craig Duff
Craig Fischman
Cydnee Rand
Cynthia Ballow
Dana Petersen
Dana Svehla
Dan Bargen
Dan Biggs
Dan Shiovitz
Danielle Rogalla
Darren Prouty
Dave Gilsdorf
Dave Stueckrath
David Van Winkle
David Weld
David Welton
David Zamora
Deanne McClatchey
Deborah Hinds
Debra Tovar
Denise Holsapple
Deron Ferguson
Don Mayhew
Dorothy Hu
Doug Brownell
Doug Herta
Dwight Dean
Emily Bruntz
Emily Olinger
Eric Moyer
Erica McClurg
Erik Cederdahl
Erika Daubman
Erin Bassett
Erin Brodhagen
Erin Cerretta
Erin Sorensen
Ethel Evans
Eva Fujan
Evan Cotten
Farrukh Abbas
Ginny Martin
Ginny Sellenrick
Glenn Kramer
Greg Carnahan
Greg Hackbart
Gregg Loughman
Gunter Voelker
Gwen Webster
Harmony Rea
Heather Wood
Heidi Wegele
Helen Hrdy
Henry Poon
Holly Myers
Ira Collins
Jackie Lewis
Jade Chong
Jake Daniel
James Gernetzke
Jamie Dick
Jamie Jorgenson
Jana Seestedt
Jared Chulufas
Jason Cetak
Jason Messerli
Jason Newton
Jason Rau
Jason Smith
Jason Stevens
Jason Zulkoski
Jayme Nicklasson
Jayme White
Jeff MacDonald
Jeff Brown
Jeff Fleming
Jeff Gilbert
Jenna Catlett
Jennifer Cintani
Jessica Adcox
Jessica Kennedy
Jessica McMullen
Jessica Rathje
Jill Diehl
Jill Zvolanek
Johnny Dingwerth
Jon Tanner
Jon Kuehler
Jona Raasch
Joni Bohnker
Joe Carmichael
Joe Johnson
Josh Vonfeldt
Juan Gomez
Justin Kubick
Karen Smith
Karen Wilken
Karrie Vincentini
Katherine Gechter
Kathleen Nussrallah
Kathryn Peisert
Kathy Anstine
Katie Johnson
Katie Loos
Katie Schmitz
Katie Schull
Katie Skrivanek
Katrina Fischman
Kayla Cook
Keith Wysocki
Kelly Slama
Kendall Frantz
Kevin Karas
Kim Boehler
Kimberly Rea
Kori Stanosheck
Kourtney Leibman
Kristi Delvaux
Kristi Hickman
Kristin Fitzsimmons
Kirstin Osmera
Kristi Oltman
Kryste Wiedenfeld
Laura Young
Laurie Breckner
Leah Luther
Liliya Bulchenko
Linda Fleming
Linda Stacy
Lindsay Laug
Lindsey Akiyama
Lindsey Shunkwiler
Lindsey Witt
Lisa Minchow
Logan Derry
Lora Hibbard
Lori Armiger
Lorraine Jones
Luna Tsang-Sahs
Lynn Phillips
Mac Brown
Maegan Policky
Maggie Golebiewski
Maggie Pope
Makaela Wagner
Mandi Wooledge
Mandy Hemphill
Marci Vander Tuig
Marianne Dummitt
Martha Daniel
Mary Fraser
Mary Lavern-Oakes
Mary Shaw
Mary Tellis-Nayak
Mary Ann Castillo
Matt Hilgenkamp
Matt Pierce
Megan Hendrickson
Meg Schudel
Megan Trowbridge
Melanie Jameson
Melissa Kamm
Melissa Pekny
Melissa Sanne
Melissa Zwiener
Michael Quinn
Mike Beltz
Mike Hays
Mike Hewitt
Mike Lempke
Mike Wirth
Mitch Anderson
Mitch Bergen
Mitch Rodgers
Naiomi Perea
Nick Kauffman
Nikki Kinsey
Paige Lundy
Pamela Luciano
Pamela Masker
Pat Beans
Pat Heiser
Peter Holung
Phoebe Lawton
Rachel Beavers
Rachel Rivas
Ralph Loubeau
Ray Davis
Rene Cardona
Rich Kortum
Robert Bussard
Rochelle Delley
Roger Herr
Rudi Opderbeck
Ruta Jaudegis
Ryan Bondegard
Ryan Donohue
Sara Castaneda
Sara Winchell
Sarah Baltensperger
Sarah Boyer
Sarah Fryda
Sarah Pitts
Scott Smith
Seth Almburg
Shea Samani
Sheila Scheinost
Sheri Life
Sherri Luebke
Sheryl Pietzyk
Stacy Nelson
Steph Mosley
Stephanie Kolbo
Steve Kepler
Stewart Peterson
Sue Blockberger-Miller
Tammy Winkelmann
Tana Tipton
Ted Smidberg
Teresa Costello-Raddatz
Thomas Emberson
Thomas Thibodeaux
Tiffanie Jurey
Tiffany Anderson
Tiffany Ryck
Tim Lee
Tim Ottersburg
Tina Reisdorff
Todd Jarchow
Todd Rischling
Tony Flores
Tony Reinke
Tra Khuc
Traci Watkins
Tracy Alward
Trevor Heidinger
Tri Nguyen
Trina Wiese
Troy Selig
Valerie Lowe
Vanessa Brownell
Vicki Vopalensky
Virginia Argabright
Vivian Tellis-Nayak
Whitney Nelson
Zach Braxton
Zach Griffin

Annual Meeting

The annual meeting of shareholders will be held on May 6, 2011, at 9:00 a.m. (local time) at the Company's corporate offices, 1245 Q Street, Lincoln, Nebraska 68508.

TO OUR SHAREHOLDERS:

Shareholder value during the year 2010 increased $90 million to $228 million, up 66% over year-end 2009, which out-paced all comparable indexes.

While increasing value for shareholders in any given year is positive, management should be held accountable for continuous and sustainable improvement over a longer timeframe. This level of accountability is welcome and our leadership team is prepared to deliver.

While a variety of financial metrics are used to arrive at an organization's future prospects, most illuminate the past and are more suited for guidance if you are driving in reverse. In my view, the prospects for sustainable growth are best measured by an organization's leadership and depth thereof. Studies show poor leadership can destroy fabulous historical performance, while great leadership can circumvent pending disasters and create otherwise unforeseen opportunity.

As I speak about the company's leadership, I'm reminded of the practice that one should only hire people smarter than themselves. To the degree that's transpired over the past 30 years at National Research Corporation, it's not difficult to quantify where that places me.

Consequently, our focus should be directed towards the NRC associates charting the course and allocating resources today and going forward. Without exception, these activities are in the hands of extremely capable associates. Today, our leadership bench is stronger, broader and deeper than at any time in the company's history. Fresh and robust perspectives abound daily, each grounded in associates' proven experiences from a variety of relevant fields. Growth momentum is accelerating as we benefit from the cascading impact of "*great leaders attract great talent.*" I witness amazing levels of enhanced performance throughout the organization, raising the bar for all. I'm convinced when a relentless orientation of attracting, developing and rewarding extremely high achievers becomes embedded in an organization's culture, the future value of the company becomes easy to quantify. It always points north.

In addition to "job one" of attracting and developing the best and brightest associates, our leadership team is accountable to shareholders for: (1) Delivering sustainable customer value that ensures pricing power and market share gains; (2) Expanding margins through scale, technology and innovation; and (3) Capitalizing on the synergies inherent across our franchise.

Our absolute gain in shareholder value will vary year to year and may even decline momentarily, neither of which causes me concern. If such events keep you up at night, we represent a sleepless investment. On the other hand, if you view leadership as the key, I believe it's unlikely a better investment is available.

Best personal regards,



Michael D. Hays
President and Chief Executive Officer
and Fellow Shareholder

NATIONAL RESEARCH CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held May 6, 2011

To the Shareholders of
National Research Corporation:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of National Research Corporation will be held on Friday, May 6, 2011, at 9:00 A.M., local time, at our corporate offices located at 1245 Q Street, Lincoln, Nebraska 68508, for the following purposes:

1. To elect two directors to hold office until the 2014 Annual Meeting of Shareholders and until their successors are duly elected and qualified.

2. To conduct an advisory vote to approve the compensation of our named executive officers as disclosed in the accompanying proxy statement.

3. To conduct an advisory vote on the frequency of the advisory shareholder vote on the compensation of our named executive officers.

4. To consider and act upon such other business as may properly come before the meeting or any adjournment or postponement thereof.

The close of business on March 10, 2011, has been fixed as the record date for the determination of shareholders entitled to notice of, and to vote at, the meeting and any adjournment or postponement thereof.

A proxy for the meeting and a proxy statement are enclosed herewith.

By Order of the Board of Directors
NATIONAL RESEARCH CORPORATION

/s/ Patrick E. Beans

Patrick E. Beans
Secretary

Lincoln, Nebraska
April 4, 2011

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting To Be Held on May 6, 2011. The National Research Corporation proxy statement for the 2011 Annual Meeting of Shareholders and the 2010 Annual Report to Shareholders are available at http://www.nationalresearch.com/InvestorRelations/tabid/54/Default.aspx.

YOUR VOTE IS IMPORTANT NO MATTER HOW LARGE OR SMALL YOUR HOLDINGS MAY BE. TO ASSURE YOUR REPRESENTATION AT THE MEETING, PLEASE DATE THE ENCLOSED PROXY, WHICH IS SOLICITED BY THE BOARD OF DIRECTORS, SIGN EXACTLY AS YOUR NAME APPEARS THEREON AND RETURN IMMEDIATELY.

NATIONAL RESEARCH CORPORATION

1245 Q Street
Lincoln, Nebraska 68508

PROXY STATEMENT
For
ANNUAL MEETING OF SHAREHOLDERS
To Be Held May 6, 2011

This proxy statement is being furnished to shareholders by the Board of Directors (the "Board") of National Research Corporation (the "Company") beginning on or about April 4, 2011, in connection with a solicitation of proxies by the Board for use at the Annual Meeting of Shareholders to be held on Friday, May 6, 2011, at 9:00 A.M., local time, at the Company's corporate offices located at 1245 Q Street, Lincoln, Nebraska 68508, and all adjournments or postponements thereof (the "Annual Meeting") for the purposes set forth in the attached Notice of Annual Meeting of Shareholders.

Execution of a proxy given in response to this solicitation will not affect a shareholder's right to attend the Annual Meeting and to vote in person. Presence at the Annual Meeting of a shareholder who has signed a proxy does not in itself revoke a proxy. Any shareholder giving a proxy may revoke it at any time before it is exercised by giving notice thereof to the Company in writing or in open meeting.

A proxy, in the enclosed form, which is properly executed, duly returned to the Company and not revoked, will be voted in accordance with the instructions contained therein. The shares represented by executed but unmarked proxies will be voted as follows:

- FOR the two persons nominated for election as directors referred to herein;,
- FOR the advisory vote to approve the compensation of the individuals named in the Summary Compensation Table set forth below in this proxy statement (such group of individuals are sometimes referred to as our named executive officers);
- FOR submitting the advisory vote on the compensation of our named executive officers to our shareholders ONCE EVERY THREE YEARS; and
- on such other business or matters which may properly come before the Annual Meeting in accordance with the best judgment of the persons named as proxies in the enclosed form of proxy.

Other than the election of two directors, the advisory vote to approve the compensation of our named executive officers and the advisory vote on the frequency of the advisory shareholder vote on the compensation of our named executive officers, the Board has no knowledge of any matters to be presented for action by the shareholders at the Annual Meeting.

Only holders of record of the Company's common stock, $0.001 par value per share (the "Common Stock"), at the close of business on March 10, 2011, are entitled to vote at the Annual Meeting. On that date, the Company had outstanding and entitled to vote 6,711,907 shares of Common Stock, each of which is entitled to one vote per share.

ELECTION OF DIRECTORS

The Company's By-Laws provide that the directors shall be divided into three classes, with staggered terms of three years each. At the Annual Meeting, the shareholders will elect two directors to hold office until the 2014 Annual Meeting of Shareholders and until their successors are duly elected and qualified. Unless shareholders otherwise specify, the shares represented by the proxies received will be voted in favor of the election as directors of the two persons named as nominees herein. The Board has no reason to believe that the listed nominees will be unable or unwilling to serve as directors if elected. However, in the event that any nominee should be unable to serve or for good cause will not serve, the shares represented by proxies received will be voted for another nominee selected by the Board. Each director will be elected by a plurality of the votes cast at the Annual Meeting (assuming a quorum is present). Consequently, any shares not voted at the Annual Meeting, whether due to abstentions, broker non-votes or otherwise, will have no impact on the election of the directors. Votes will be tabulated by an inspector of elections appointed by the Board.

The following sets forth certain information, as of March 10, 2011, about the Board's nominees for election at the Annual Meeting and each director of the Company whose term will continue after the Annual Meeting.

Nominees for Election at the Annual Meeting

Terms expiring at the 2014 Annual Meeting

JoAnn M. Martin, 56, has served as a director of the Company since June 2001. Ms. Martin was elected President and Chief Executive Officer of Ameritas Life Insurance Corp., an insurance and financial services company, in July 2005. From April 2003 to July 2005, she served Ameritas Life Insurance Corp. as President and Chief Operating Officer. Prior thereto, Ms. Martin served as Senior Vice President and Chief Financial Officer of Ameritas for more than the last five years. In April 2009, Ms. Martin was elected President and Chief Executive Officer of Ameritas Holding Company and UNIFI Mutual Holding Company (previously named Ameritas Acacia Mutual Holding Company), where she had served as Executive Vice President and Chief Financial Officer for more than the last five years. Ms. Martin has served as an officer of Ameritas and/or its affiliates since 1988. Ms. Martin also serves as a director of Ameritas Life Insurance Corp. Separate Account LLVL (since 2003), Ameritas Life Insurance Corp. Separate Account LLVA (since 2003), Calvert Asset Management Company (since 2007), Union Central Life Insurance Company Separate Accounts (since 2008), the Lincoln Chamber Economic Development Corp. and the Omaha Branch of the Federal Reserve Bank of Kansas City. Ms. Martin's financial background as a former certified public accountant and as the former Chief Financial Officer and current President and Chief Executive Officer of a mutual insurance company, as well as her leadership experiences as a director of the Omaha Branch of the Federal Reserve Bank of Kansas City and other organizations, led to the conclusion that she should serve as a director of the Company.

Paul C. Schorr III, 74, has served as a director of the Company since February 1998. Mr. Schorr has been the President and Chief Executive Officer of ComCor Holding Inc., an electrical contractor specializing in construction consulting services, since 1987. Mr. Schorr also has served as a director of Ameritas Life Insurance Corp. for more than the last five years and was a director of Western Sizzlin Corp. until 2006. Mr. Schorr's background as an owner and manager of what the Company believes is one of the largest electrical contractors in the United States and his experiences as a director of several other entities led to the conclusion that he should serve as a director of the Company.

THE BOARD RECOMMENDS THE FOREGOING NOMINEES FOR ELECTION AS DIRECTORS AND URGES EACH SHAREHOLDER TO VOTE "FOR" SUCH NOMINEES. SHARES OF COMMON STOCK REPRESENTED BY EXECUTED BUT UNMARKED PROXIES WILL BE VOTED "FOR" SUCH NOMINEES.

Directors Continuing in Office

Terms expiring at the 2012 Annual Meeting

Michael D. Hays, 56, has served as Chief Executive Officer and a director since he founded the Company in 1981. He was appointed to the additional role of President of the Company in July 2008, a position in which he also served from 1981 to 2004. Prior to founding the Company, Mr. Hays served for seven years as a Vice President and a director of SRI Research Center, Inc. (n/k/a the Gallup Organization). Mr. Hays' background as founder of the Company, and his tenure as Chief Executive Officer and a director, led to the conclusion that he should serve as a director of the Company.

John N. Nunnelly, 58, has served as a director of the Company since December 1997. Mr. Nunnelly is a retired Group President from McKesson Corporation, a leader in pharmaceutical distribution and healthcare information technology. During his 28 year career at McKesson, Mr. Nunnelly served in a variety of other positions including, Vice President of Strategic Planning and Business Development, Vice President and General Manager of the Amherst Product Group and Vice President of Sales-Decision Support. These responsibilities included leading several business units, including one with over $360 million in annual revenue. In addition, he was involved in managing a number of mergers and acquisitions. Mr. Nunnelly also serves as an adjunct professor at the University of Massachusetts, School of Nursing, advising students and faculty on matters pertaining to healthcare information technology. These experiences and Mr. Nunnelly's expertise as a professional and educator in the field of healthcare information technology led to the conclusion that he should serve as a director of the Company.

Terms expiring at the 2013 Annual Meeting

Patrick E. Beans, 53, has served as Vice President, Treasurer, Chief Financial Officer, Secretary and a director of the Company since 1997, and as the principal financial officer since he joined the Company in August 1994. From June 1993 until joining the Company, Mr. Beans was the finance director for the Central Interstate Low-Level Radioactive Waste Commission, a five-state compact developing a low-level radioactive waste disposal plan. From 1979 to 1988 and from June 1992 to June 1993, he practiced as a certified public accountant. Mr. Beans' background as a former certified public account and finance director, as well as his experience in leadership positions with the Company, led to the conclusion that he should serve as a director of the Company.

Gail L. Warden, 72, has served as a director of the Company since January 2005. Mr. Warden is currently President Emeritus of Detroit-based Henry Ford Health System, where he served as President and Chief Executive Officer from 1988 until 2003. Prior to this role, Mr. Warden served as President and Chief Executive Officer of Group Health Cooperative of Puget Sound, as well as Executive Vice President of the American Hospital Association. Mr. Warden serves as Chairman to several national healthcare committees and as a board member to many other healthcare related committees and institutions. Mr. Warden's extensive experience in the healthcare industry and the many leadership roles he has held with healthcare enterprises, including serving as the president and chief executive officer of an integrated health system for 15 years, and industry organizations led to the conclusion that he should serve as a director of the Company.

CORPORATE GOVERNANCE

Independent Directors and Annual Meeting Attendance

Of the six directors currently serving on the Board of Directors, the Board has determined that JoAnn M. Martin, John N. Nunnelly, Paul C. Schorr III and Gail L. Warden are "independent directors" as that term is defined in the listing standards of The NASDAQ Stock Market.

Directors are expected to attend the Company's Annual Meeting of Shareholders each year. Each of the directors attended the Company's 2010 Annual Meeting.

Currently, the Company does not have a chairman and the Board does not have a policy on whether the roles of chief executive officer and chairman should be separate. The Board has, however, designated Ms. Martin as lead director. The Board believes its current leadership structure is appropriate at this time since it establishes the Company's chief executive officer as the primary executive leader with one vision and eliminates ambiguity as to who has primary responsibility for the Company's performance.

The lead director is an independent director who is appointed by the independent directors and who works closely with the chief executive officer. In addition to serving as the principal liaison between the independent directors and the chief executive officer in matters relating to the Board as a whole, the primary responsibilities of the lead director are as follows:

- Preside at all meetings of the Board at which the chief executive officer is not present, including any executive sessions of the independent directors, and establish agendas for such executive sessions in consultation with the other directors and the chief executive officer;
- Advise the chief executive officer as to the quality, quantity, and timeliness of the flow of information from management that is necessary for the independent directors to effectively perform their duties;
- Have the authority to call meetings of the independent directors as appropriate; and
- Be available to act as the spokesperson for the Company if the chief executive officer is unable to act as the spokesperson.

Committees

The Board held four meetings in 2010. During 2010, each of the directors attended all of the meetings of the Board in 2010 and all of the of meetings held by all committees of the Board on which such director served during 2010.

The Board has a standing Audit Committee, Compensation Committee and Nominating Committee. Each of these committees has the responsibilities set forth in formal written charters adopted by the Board. The Company makes available on its website located at www.nationalresearch.com copies of each of these charters free of charge.

The Audit Committee's primary function is to assist the Board in fulfilling its oversight responsibilities by overseeing the Company's systems of internal controls regarding finance, accounting, legal compliance and ethics that management and the Board have established; the Company's accounting and financial reporting processes; and the audits of the financial statements of the Company. The Audit Committee presently consists of Paul C. Schorr III (Chairperson), JoAnn M. Martin, John N. Nunnelly and Gail L. Warden, each of whom meets the independence standards of the NASDAQ Stock Market and the Securities and Exchange Commission for audit committee members. The Board has determined that JoAnn M. Martin qualifies as an "audit committee financial expert," as that term is defined by the Securities and Exchange Commission, because she has the requisite attributes through, among other things, education and experience as a president, chief financial officer and certified public accountant. The Audit Committee held seven meetings in 2010.

The Compensation Committee determines compensation programs for the Company's executive officers, reviews management's recommendations as to the compensation to be paid to other key personnel and administers the Company's equity-based compensation plans. John N. Nunnelly (Chairperson), JoAnn M. Martin, Paul C. Schorr III and Gail L. Warden are the current members of the Compensation Committee. The Compensation Committee held four meetings in 2010. In 2007, management of the Company engaged Buck Consultants, a nationally recognized compensation consultant, for the Company's review of its compensation and benefits programs. The Company's management instructed Buck Consultants to benchmark the base salary, total cash compensation and total direct compensation that the Company offers to the executive officers named in the Summary Compensation Table. The Company's management also worked with Buck Consultants to update the group of companies that the Company had used for benchmarking purposes during its last major review of its compensation and benefit programs in 2003 to ensure that the companies included in the group have revenue that is comparable to the Company's and a similar industry and market focus.

The Nominating Committee presently consists of JoAnn M. Martin (Chairperson), John N. Nunnelly, Paul C. Schorr III and Gail L. Warden, each of whom meets the independence standards of The NASDAQ Stock Market for nominating committee members. The Nominating Committee's primary functions are to: (1) recommend persons to be selected by the Board as nominees for election as directors and (2) recommend persons to be elected to fill any vacancies on the Board. The Nominating Committee held no meetings in 2010.

Board Oversight of Risk

The full Board is responsible for the oversight of the Company's operational and strategic risk management process. The Board relies on its Audit Committee to address significant financial risk exposures facing the Company and the steps management has taken to monitor, control and report such exposures, with appropriate reporting of these risks to be made to the full Board. The Board relies on its Compensation Committee to address significant risk exposures facing the Company with respect to compensation, with appropriate reporting of these risks to be made to the full Board. The Board's role in the Company's risk oversight has not affected the Board's leadership structure.

Nominations of Directors

The Nominating Committee will consider persons recommended by shareholders to become nominees for election as directors. Recommendations for consideration by the Nominating Committee should be sent to the Secretary of the Company in writing together with appropriate biographical information concerning each proposed nominee. The Company's By-laws also set forth certain requirements for shareholders wishing to nominate director candidates directly for consideration by the shareholders. With respect to an election of directors to be held at an annual meeting, a shareholder must, among other things, give notice of an intent to make such a nomination to the Secretary of the Company not less than 60 days or more than 90 days prior to the second Wednesday in the month of April.

In identifying and evaluating nominees for director, the Nominating Committee seeks to ensure that the Board possesses, in the aggregate, the strategic, managerial and financial skills and experience necessary to fulfill its duties and to achieve its objectives, and seeks to ensure that the Board is comprised of directors who have broad and diverse backgrounds, possessing knowledge in areas that are of importance to the Company. The Nominating Committee looks at each nominee on a case-by-case basis regardless of who recommended the nominee. In looking at the qualifications of each candidate to determine if their election would further the goals described above, the Nominating Committee takes into account all factors it considers appropriate, which may include strength of character, mature judgment, career specialization, relevant technical skills or financial acumen, diversity of viewpoint and industry knowledge. In addition, the Board and the Nominating Committee believe that the following specific qualities and skills are necessary for all directors to possess:

- A director must display high personal and professional ethics, integrity and values.
- A director must have the ability to exercise sound business judgment.
- A director must be accomplished in his or her respective field, with broad experience at the administrative and/or policy-making level in business, government, education, technology or public interest.
- A director must have relevant expertise and experience, and be able to offer advice and guidance based on that expertise and experience.
- A director must be independent of any particular constituency, be able to represent all shareholders of the Company and be committed to enhancing long-term shareholder value.
- A director must have sufficient time available to devote to activities of the Board of Directors and to enhance his or her knowledge of the Company's business.

The Board also believes the following qualities or skills are necessary for one or more directors to possess:

- At least one independent director must have the requisite experience and expertise to be designated as an "audit committee financial expert," as defined by applicable rules of the Securities and Exchange Commission, and have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the member's financial sophistication, as required by the rules of NASDAQ.
- One or more of the directors generally must be active or former executive officers of public or private companies or leaders of major complex organizations, including commercial, scientific, government, educational and other similar institutions.

As noted above, in identifying and evaluating nominees for director, the Nominating Committee seeks to ensure that, among other things, the Board is comprised of directors who have broad and diverse backgrounds, because the Board believes that directors should be selected so that the Board is a diverse body. The Nominating Committee implements this policy by considering how potential directors' backgrounds would contribute to the diversity of the Board

Transactions with Related Persons

Except as otherwise disclosed in this section, we had no related person transactions during 2010, and none are currently proposed, in which we were a participant and in which any related person had a direct or indirect material interest. Our Board has adopted policies and procedures regarding related person transactions. For purposes of these policies and procedures:

- A "related person" means any of our directors, executive officers, nominees for director, any holder of 5% or more of the Common Stock or any of their immediate family members; and
- A "related person transaction" generally is a transaction (including any indebtedness or a guarantee of indebtedness) in which we were or are to be a participant and the amount involved exceeds $120,000, and in which a related person had or will have a direct or indirect material interest.

Each of our executive officers, directors or nominees for director is required to disclose to the Audit Committee certain information relating to related person transactions for review, approval or ratification by the Audit Committee. Disclosure to the Audit Committee should occur before, if possible, or as soon as practicable after the related person transaction is effected, but in any event as soon as practicable after the executive officer, director or nominee for director becomes aware of the related person transaction. The Audit Committee's decision whether or not to approve or ratify a related person transaction is to be made in light of the Audit Committee's determination that consummation of the transaction is not or was not contrary to our best interests. Any related person transaction must be disclosed to the full Board.

Ms. Martin serves as President and Chief Executive Officer of Ameritas Life Insurance Corp. In connection with the Company's regular assessment of its insurance-based associate benefits and the costs associated therewith conducted by an independent insurance broker, in 2007 the Company began purchasing dental insurance for certain of its associates from Ameritas Life Insurance Corp. and, in 2009, the Company also began purchasing vision insurance for certain of its associates from Ameritas Life Insurance Corp. The total value of these purchases, which were conducted in arms' length transactions and approved by the Audit Committee pursuant to our related person transaction policies and procedures, was $146,000 in 2010 and less than $120,000 in 2009.

Communications with the Board of Directors

Shareholders may communicate with the Board by writing to National Research Corporation, Board of Directors (or, at the shareholder's option, to a specific director), c/o Patrick E. Beans, Secretary, 1245 Q Street, Lincoln, Nebraska 68508. The Secretary will ensure that the communication is delivered to the Board or the specified director, as the case may be.

REPORT OF THE AUDIT COMMITTEE

In accordance with its written charter, the Audit Committee's primary function is to assist the Board in fulfilling its oversight responsibilities by overseeing the Company's systems of internal controls regarding finance, accounting, legal compliance and ethics that management and the Board have established; the Company's accounting and financial reporting processes; and the audits of the financial statements of the Company.

In fulfilling its responsibilities, the Audit Committee has reviewed and discussed the audited financial statements contained in the 2010 Annual Report on Form 10-K with the Company's management and independent registered public accounting firm. Management is responsible for the financial statements and the reporting process, including the system of internal controls. The independent registered public accounting firm is responsible for expressing an opinion on the audited financial statements n conformity with U.S. generally accepted accounting principles.

The Audit Committee discussed with the independent registered public accounting firm matters required to be discussed by AU Section 380 of the Public Company Accounting Oversight Board, as amended. In addition, the Company's independent registered public accounting firm provided to the Audit Committee the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and the Audit Committee discussed with the independent registered public accounting firm the firm's independence. The Audit Committee pre-approves all audit and permissible non-audit services provided by the independent registered public accounting firm on a case-by-case basis. The Audit Committee has considered whether the provision of the services relating to the *Audit-Related Fees*, *Tax Fees* and *All Other Fees* set forth in "Miscellaneous – Independent Registered Public Accounting Firm" was compatible with maintaining the independence of the independent registered public accounting firm and determined that such services did not adversely affect the independence of the firm.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board (and the Board has approved) that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2010, for filing with the Securities and Exchange Commission.

This report shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, and shall not otherwise be deemed filed under such Acts.

AUDIT COMMITTEE

Paul C. Schorr III, Chairperson
JoAnn M. Martin
John N. Nunnelly
Gail L. Warden

PRINCIPAL SHAREHOLDERS

Management and Directors

The following table sets forth certain information regarding the beneficial ownership of Common Stock as of March 10, 2011, by: (1) each director and director nominee; (2) each of the executive officers named in the Summary Compensation Table; and (3) all of the directors, director nominees and executive officers (including the executive officers named in the Summary Compensation Table) as a group. Except as otherwise indicated in the footnotes, each of the holders listed below has sole voting and investment power over the shares beneficially owned. As of March 10, 2011, there were 6,711,907 shares of Common Stock outstanding.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned	Percent of Common Stock Beneficially Owned
Michael D. Hays[1]	4,499,701[2][3]	66.8%
Patrick E. Beans	148,710[3][4]	2.2%
JoAnn M. Martin	88,500[3]	1.3%
Gail L. Warden	72,000[3]	1.1%
Paul C. Schorr III	65,640[3]	1.0%
John N. Nunnelly	55,800[3]	*
All directors, nominees and executive officers as a group (seven persons)	4,930,351[3]	70.0%

* Denotes less than 1%.

(1) The address of Mr. Hays is 1245 Q Street, Lincoln, Nebraska 68508.

(2) Includes 1,600,000 shares pledged as security and 325 shares held by Mr. Hays' wife. Does not include 283,650 shares transferred to the Trust created under the Michael D. Hays 2009 Two-Year GRAT Agreement dated March 9, 2009, all or a portion of which will be returned to Mr. Hays over the next year. Mr. Hays disclaims beneficial ownership of the 325 shares held by his wife.

(3) Includes shares of Common Stock that may be purchased under stock options which are currently exercisable or exercisable within 60 days of March 10, 2011, as follows: Mr. Hays, 29,376 shares; Mr. Beans, 39,071 shares; Ms. Martin, 84,000 shares; Mr. Warden, 70,000 shares; Mr. Schorr, 60,000 shares; Mr. Nunnelly, 48,000 shares; and all directors, nominees and executive officers as a group, 330,447 shares.

(4) Includes 1,500 shares held by Mr. Beans as custodian for his minor children and 62,542 shares owned by eight trusts for which Mr. Beans is the sole trustee.

Other Beneficial Owners

The Company knows of no other persons who beneficially own more than 5% of the outstanding Common Stock.

COMPENSATION DISCUSSION AND ANALYSIS

The following discussion and analysis relates to the compensation of the individuals named in the Summary Compensation Table, a group we refer to as our "named executive officers." In this discussion, the terms "we," "our," "us" or similar terms refer to the Company.

Overview of Executive Compensation Philosophy

We recognize the importance of maintaining sound principles for the development and administration of our executive compensation and benefit programs. Specifically, we design our executive compensation and benefit programs to advance the following core principles:

- We strive to compensate our executive officers at competitive levels to ensure that we attract and retain a highly competent, committed management team.
- We provide our executive officers with the opportunity to earn competitive pay as measured against comparable companies.
- We link our executive officers' compensation, particularly annual cash bonuses, to established Company financial performance goals.

We believe that a focus on these principles will benefit us and, ultimately, our shareholders in the long term by ensuring that we can attract and retain highly-qualified executive officers who are committed to our long-term success.

Role of the Compensation Committee

The Board appoints the Compensation Committee, which consists entirely of directors who are "outside directors" for purposes of Section 162(m) of the Internal Revenue Code and "non-employee directors" for purposes of the Securities Exchange Act of 1934. The following individuals are members of the Compensation Committee:

- John N. Nunnelly (Chairperson)
- JoAnn M. Martin
- Paul C. Schorr III
- Gail L. Warden

The Compensation Committee determines compensation programs for our executive officers, reviews management's recommendations as to the compensation to be paid to other key personnel and administers our equity-based compensation plans. Periodically, the Compensation Committee reviews and determines our compensation and benefit programs, with the objective of ensuring the executive compensation and benefits programs are consistent with our compensation philosophy. At the time of such reviews, our management has engaged a nationally recognized compensation consultant.

For our most recent review of our compensation and benefit programs, in 2007, our management engaged Buck Consultants, a nationally recognized compensation consultant. Our management instructed Buck Consultants to benchmark the base salary, total cash compensation and total direct compensation that we offer our named executive officers. Buck Consultants worked with our management to update the group of companies that we had used during our last major review of our compensation and benefit programs in 2003 to ensure that the companies included in the group have revenue that is comparable to ours and a similar industry and market focus. Buck Consultants and our management selected companies based on one or more of the following characteristics:

- A Global Industry Classification Standard code the same or similar to ours;
- A business model similar to ours;
- Stable financial performance over recent periods;
- Annual revenue approximating $20 million to $150 million; and
- Directly competitive with us, regardless of revenue comparability.

The companies selected for our review of compensation in 2007 were the following:

- Opinion Research Corporation
- The Advisory Board Company
- Forrester Research, Inc.
- Greenfield Online, Inc.
- Phase Forward Incorporated
- Landauer, Inc.
- NetRatings, Inc.
- Keynote Systems, Inc.
- Vitria Technology, Inc.
- BrandPartners Group Inc.
- Guideline, Inc.
- Netsmart Technologies Inc.
- Mediware Information Systems, Inc.
- Rainmaker Systems, Inc.
- The Management Network Group, Inc.
- HealthStream, Inc.
- Insightful Corporation
- Health Grades, Inc.

We refer to these companies as "comparable companies." In determining compensation levels for our named executive officers in 2007, our Compensation Committee reviewed the comparable company data to the extent the data reflected positions similar to those held by our named executive officers. Our Compensation Committee considered these data and other information provided by Buck Consultants to assess our competitive position with respect to the following components of compensation:

- Base salary;
- Annual cash incentive compensation; and
- Long-term equity incentive compensation.

The objective of the Compensation Committee is to establish base salary at a competitive level compared with comparable companies to attract and retain highly-qualified executive officers. We consider base salary to be at a "competitive level" if it is within 20% above or below the median level paid by comparable companies to similarly situated executives. The Compensation Committee also considers individual performance, level of responsibility, skills and experience, and internal comparisons among executive officers in determining base salary levels. Based on this comparable information and other information, the Compensation Committee resets executive salary levels at the time of each significant compensation review, which levels are then generally adjusted only to reflect changes in responsibilities or comparable company data.

The Compensation Committee administers our annual cash incentive program and long-term equity incentive plans, and approves all awards made under the program and plans. For annual and long-term incentives, the Compensation Committee considers internal comparisons and other existing compensation awards or arrangements in making compensation decisions and recommendations. In its decision-making process, the Compensation Committee receives and considers the recommendations of our Chief Executive Officer as to executive compensation programs for all of the other officers. The Compensation Committee makes its decisions regarding general program adjustments to future base salaries, annual incentives and long-term incentives concurrently with its assessment of the executive officers' performance. Adjustments generally become effective in January of each year.

In fulfilling its objectives as described above, the Compensation Committee took the following steps in 2010:

- Considered the comparative company data provided in 2007 by Buck Consultants;
- Reviewed the performance of our Chief Executive Officer and determined his total compensation;
- Reviewed the performance of our other executive officers and other key associates (i.e., employees) with assistance from our Chief Executive Officer; and
- Determined total compensation for our named executive officers based on the 2007 compensation review, recommendations by our Chief Executive Officer (as to the other officers) and changes in officer responsibilities.

Total Compensation

We intend to continue our strategy of compensating our executive officers at competitive levels through programs that emphasize performance-based incentive compensation in the form of cash and equity-based awards. To that end, we have structured total executive compensation to ensure that there is an appropriate balance between a focus on our long-term versus short-term performance. We believe that the total compensation paid or awarded to the executive officers during 2010 was consistent with our financial performance and the individual performance of each of our executive officers. We also believe that this total compensation was reasonable in its totality and is consistent with our compensation philosophies described above.

CEO Compensation

The Compensation Committee reviews annually the salary and total compensation levels of Michael D. Hays, our Chief Executive Officer. Based on the comparative company data that Buck Consultants provided as part of our compensation review completed in 2007, Mr. Hays' salary and overall compensation are significantly below the median level paid to chief executive officers of comparable companies. Due to Mr. Hays' large holding of our stock and his desire to materially align his compensation with the interests of our other shareholders, he requested that his base salary and targeted overall compensation remain unchanged. The Compensation Committee has not proposed an increase in his salary or overall compensation since 2005.

Elements of Compensation

Base Salary

The objective of the Compensation Committee is to establish base salary at a competitive level compared with comparable companies, with the exception of Mr. Hays' salary as noted above. The Compensation Committee also considers individual performance, level of responsibility, skills and experience, and internal comparisons among executive officers in determining base salary levels. Within the framework of offering competitive base salaries, we attempt to minimize base salary increases in order to limit our exposure if we do not meet our objectives for financial growth under our incentive compensation program. Based on comparable company information and the other factors noted above, the Compensation Committee resets executive salary levels at the time of each significant compensation review, which are then generally adjusted only to reflect changes in responsibilities. For 2010, the annual base salaries of our named executives did not change. In 2010, base salaries paid to our named executive officers represented the following percentages of their total compensation.

	Base Salary as a Percentage of Total Compensation
Michael D. Hays	63%
Patrick E. Beans	63%

Annual Cash Incentive

Our executive officers are eligible for annual cash incentive awards under our incentive compensation program. Please note that, while we may refer to annual cash incentive awards as bonuses in this discussion, the award amounts are reported in the Summary Compensation Table under the column titled "Non-Equity Incentive Plan Compensation" pursuant to the Securities and Exchange Commission's regulations.

We intend for our incentive compensation program to provide an incentive to meet and exceed our financial goals, and to promote a superior level of performance. Within the overall context of our pay philosophy and culture, the program:

- Provides competitive levels of total cash compensation;
- Aligns pay with organizational performance;
- Focuses executive attention on key business metrics; and
- Provides a significant incentive for achieving and exceeding performance goals.

Under our incentive compensation program, the Compensation Committee establishes performance objectives, which, for 2010, emphasized growth, for our named executive officers at the beginning of each year. The Compensation Committee used our overall revenue and net income as performance measures for 2010 because the Compensation Committee believes these are key measures of our ability to deliver value to our shareholders for which our named executive officers have primary responsibility. The Compensation Committee weighted the two performance measures equally in determining bonus payouts. The Compensation Committee structured the incentive compensation program so that our named executive officers would receive a bonus based on the percentage of growth in overall revenue and net income in 2010 over 2009, starting from "dollar one" of such growth and capped at 200% of base salary. Consistent with past years, the Compensation Committee structured the incentive compensation program for our named executive officers to require performance representing growth in revenue or net income for any payout to be received.

The Compensation Committee structured the incentive compensation program to permit payouts to be earned for any growth in revenue and net income because it believed that providing an incentive to achieve growth in these measures would provide an effective incentive to the executive officers in 2010 that a program with a higher, and potentially unattainable, threshold. The Compensation Committee determined that the bonuses under the incentive compensation program would be equal to the following (subject to a maximum of 200% of base salary): the product of the executive officer's base salary (i) multiplied by the sum of the percentage year over year increase, if any, in overall revenue plus the percentage year over year increase, if any, in overall net income (ii) multiplied by 2.5.

In determining the potential bonus amounts for our named executive officers described above, the Compensation Committee considered the comparative company data and Buck Consultant's recommendations resulting from the 2007 compensation review, and concluded that that payouts determined by these formulas were likely to produce results consistent with our past practice of setting annual target payouts at 50% of base salary, and would continue to provide competitive compensation consistent with our goals for annual incentive awards.

The following table shows amounts actually earned by our named executive officers for 2010, along with the percentages of their total compensation these amounts represent.

Name	2010 Actual Bonus Percentage of Total Compensation	2010 Actual Bonus Amount
Michael D. Hays	16%	$31,977
Patrick E. Beans	16%	$43,925

Long-Term Equity Incentive

To provide an additional performance incentive for our executive officers and other key management personnel, our executive compensation package includes stock options and restricted stock grants. Under our 2001 Equity Incentive Plan and 2006 Equity Incentive Plan, the Compensation Committee also has the authority to grant other equity-based awards, including stock appreciation rights and performance shares. The general purpose of our current equity-based plans is to promote the achievement of our long-range strategic goals and enhance shareholder value. We grant stock options with a per-share exercise price of 100% of the fair market value of a share of our common stock on the date of grant so that the value of the option will be dependent on the future market value of the common stock. We believe this helps to align the economic interests of our key management personnel with the interests of our shareholders. To encourage our key management personnel to continue in employment with us, we generally grant restricted stock under the 2006 Equity Incentive Plan subject to a five-year restriction period.

The Compensation Committee considered the comparative company data and Buck Consultant's recommendations resulting from the 2007 compensation review, and concluded that our practice of setting annual target equity awards for our executive officers at 50% of their respective then-current base salaries continues to provide competitive compensation consistent with our goals for equity awards. The Compensation Committee generally grants options to purchase shares of our common stock effective on a date in the first week of January. Accordingly, on January 5, 2010, the Compensation Committee granted options to each of our named executive officers approximately equal in value to 50% of their respective then-current base salaries. To determine the number of options equal to 50% of an executive officer's base salary, the Compensation Committee divided the annual target equity award amount by the closing price per share of our common stock on the date of grant, and multiplied the resulting quotient by three. This method of calculating the number of options to grant to our named executive officers resulted in a slightly lower number of options than the Black-Scholes method would have indicated. As a result, our grants to our named executive officers had a grant date fair value of somewhat less than 50% of our named executive officers' respective base salaries. The number of options granted to our named executive officers is shown in the Grants of Plan-Based Awards Table.

Our Compensation Committee may condition awards on the achievement of various performance goals, including the following:

- Return on equity;
- Return on investment;
- Return on net assets;
- Shareholder value added;
- Earnings from operations;
- Pre-tax profits;
- Net earnings;
- Net earnings per share;
- Working capital as a percent of net cash provided by operating activities
- Market price for our common stock; and
- Total shareholder return.

In conjunction with selecting the applicable performance goal or goals, the Compensation Committee will also fix the relevant performance level or levels (e.g., a 15% return on equity) that must be achieved with respect to the goal or goals in order for key associates to earn performance shares. For 2010, no awards were conditioned on such performance goals.

Other Benefits

To assist our associates in preparing financially for retirement, we maintain a 401(k) plan for all associates over 21 years of age, including our executive officers. Pursuant to the 401(k) plan, we match 25% of the first 6% of compensation contributed by our associates up to allowable Internal Revenue Service limitations. We also maintain group life, health, dental and vision insurance programs for all of our salaried employees, and our named executive officers are eligible to participate in these programs on the same basis as all other eligible employees.

Agreements with Officers

We do not have employment, retention, severance, change of control or similar agreements with any of our executive officers. While we enter into award agreements with our executive officers and other participants under our long-term equity award plans, these agreements and plans do not provide for acceleration of vesting or other benefits upon a change of control or termination.

2010 SUMMARY COMPENSATION TABLE

Set forth below is information regarding compensation earned by or paid or awarded to the following of our executive officers during 2010: Michael D. Hays, our Chief Executive Officer and President, and Patrick E. Beans, our Vice President, Treasurer, Chief Financial Officer and Secretary. We have no other executive officers, as defined in Rule 3b-7 of the Securities Exchange Act of 1934, whose total compensation exceeded $100,000 during 2010. The identification of such named executive officers is determined based on the individual's total compensation for 2010, as reported below in the Summary Compensation Table, other than amounts reported as above-market earnings on deferred compensation and the actuarial increase in pension benefit accruals.

The following table sets forth for our named executive officers with respect to 2010, 2009 and 2008: (1) the dollar value of base salary earned during the year; (2) the aggregate grant date fair value of option awards granted during the year, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation-Stock Compensation ("FASB ASC Topic 718"); (3) the dollar value of earnings for services pursuant to awards granted during the year under non-equity incentive plans; (4) all other compensation for the year; and (5) the dollar value of total compensation for the year.

Name and Principal Position	Year	Salary	Bonus	Option Awards[1]	Non-Equity Incentive Plan Compensation	All Other Compensation[2]	Total
Michael D. Hays Chief Executive Officer and President	2010	$127,400	---	$38,927	$ 31,977	$3,012	$201,316
	2009	$127,400	---	$38,006	$86,314	$2,125	$253,845
	2008	$127,400	---	$43,122	$20,888	$1,836	$193,246
Patrick E. Beans Vice President, Treasurer, Chief Financial Officer and Secretary	2010	$175,000	---	$53,471	$43,925	$4,131	$276,527
	2009	$175,000	---	$52,204	$118,563	$2,919	$348,686
	2008	$175,000	---	$59,238	$28,694	$3,003	$265,935

(1) Represents the aggregate grant date fair value of option awards granted during the year, computed in accordance with FASB ASC Topic 718. See Note 8 to the Company's Consolidated Financial Statements included in its Annual Report on Form 10-K for the years ended December 31, 2010, December 31, 2009 and December 31, 2008, for a discussion of assumptions made in the valuation of share-based compensation.

(2) Represents amount of Company 401(k) matching contribution.

GRANTS OF PLAN-BASED AWARDS IN 2010

We maintain the 2006 Equity Incentive Plan and the 2001 Equity Incentive Plan pursuant to which grants may be made to our executive officers. The following table sets forth information regarding all such incentive plan awards that were made to the named executive officers in 2010. No equity incentive awards were granted to the named executive officers in 2010.

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]					
Name	**Grant Date**	**Threshold**	**Target**	**Maximum**	**All Other Option Awards: No. of Securities Underlying Options[2]**	**Exercise or Base Price of Option Awards**	**Grant Date Fair Value of Stock and Option Awards**
Michael D. Hays	1/05/2010	-[3]	$86,314	$254,800	8,827	$21.65	$38,927
Patrick E. Beans	1/05/2010	-[3]	$118,563	$350,000	12,125	$21.65	$53,471

(1) These amounts represent only potential payments under the 2010 incentive plan awards; the actual amounts received (if any) are shown in the Summary Compensation Table above. Since targets were not set for 2010, the target amounts shown are representative amounts based on the previous year's performance in accordance with the rules of the SEC.

(2) The stock option awards were granted under the 2001 Equity Incentive Plan.

(3) There were no thresholds for payments under these 2010 incentive plan awards; payments below target would be made for any year over year increase in any of the applicable performance measures.

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2010

The following table sets forth information on outstanding option and stock awards held by the named executive officers at December 31, 2010, including the number of shares underlying both exercisable and unexercisable portions of each stock option, as well as the exercise price and expiration date of each outstanding option.

Option Awards

Name	No. of Securities Underlying Unexercised Options (Exercisable)	No. of Securities Underlying Unexercised Options (Unexercisable)	Option Exercise Price	Option Expiration Date
Michael D. Hays	18,298(1)	-	$16.10	01/05/14
	-	11,078(2)	$17.25	01/05/16
	-	8,356(3)	$22.87	01/05/17
	-	7,211(4)	$26.50	01/04/18
	-	6,703(5)	$28.51	01/05/19
	-	8,827(6)	$21.65	01/05/20
Patrick E. Beans	12,121(1)	-	$16.10	01/05/14
	13,884(7)	-	$15.46	01/05/15
	-	13,066(2)	$17.25	01/05/16
	-	9,855(3)	$22.87	01/05/17
	-	9,906(4)	$26.50	01/04/18
	-	9,207(5)	$28.51	01/05/19
	-	12,125(6)	$21.65	01/05/20

(1) Options vest in full on the fifth anniversary of the grant date. These options vested on January 5, 2009.
(2) Options vest in full on the fifth anniversary of the grant date. These options vested on January 5, 2011.
(3) Options vest in full on the fifth anniversary of the grant date. These options will vest on January 5, 2012.
(4) Options vest in full on the fifth anniversary of the grant date. These options will vest on January 4, 2013.
(5) Options vest in full on the fifth anniversary of the grant date. These options will vest on January 4, 2014.
(6) Options vest in full on the fifth anniversary of the grant date. These options will vest on January 5, 2015.
(7) Options vest in full on the fifth anniversary of the grant date. These options vested on January 5, 2010.

No stock options were exercised during 2010 by the Company's named executive officers, and no restricted stock vested.

Risk Assessment of Compensation Policies and Practices

The Board relies on the Compensation Committee to address risk exposures facing the Company with respect to compensation, with appropriate reporting of these risks to be made to the full Board. The Committee, as part of its periodic review of compensation and benefit programs, assesses the potential risks arising from the Company's compensation policies and practices and considers safeguards against incentives to take excessive risks.

2010 DIRECTOR COMPENSATION

Directors who are executive officers of the Company receive no compensation for service as members of either the Board or committees thereof. For service in 2010, as for prior years, directors who were not executive officers of the Company received an annual retainer of $10,000 and a fee of $500 for each committee meeting attended that was not held on the same date as a Board meeting. Based on, among other things, a director competitive compensation assessment for the Company by Presidio Pay Advisors, Inc., the recommendations of Presidio Pay Advisors and management, and a review of best practices in this area, for 2011, the Company modified its compensation program for directors who are not executive officers of the Company to provide as follows: an annual retainer of $35,000 for the lead director and $25,000 for each other director, a fee of $1,000 for each Board meeting attended, a fee of $1,000 for each Audit Committee meeting attended ($1,500 per meeting for the chairperson of the Audit Committee), a fee of $750 for each Compensation Committee meeting attended ($1,000 per meeting for the chairperson of the Compensation Committee) and a fee of $750 for each Nominating Committee meeting attended ($1,000 per meeting for the chairperson of the Nominating Committee). Directors are also reimbursed for out-of-pocket expenses associated with attending meetings of the Board and committees thereof. Ms. Martin has served as the Company's lead director since 2007.

Pursuant to the 2004 Director Plan, each director who is not an associate (i.e., employee) of the Company also receives an annual grant of an option to purchase 12,000 shares of our common stock on the date of each Annual Meeting of Shareholders. The options have an exercise price equal to the fair market value of the common stock on the date of grant and vest one year after the grant date.

The following table sets forth information regarding the compensation received by each of the Company's directors during 2010:

Name	Fees Earned or Paid in Cash	Option Awards[(1)]	Total
JoAnn M. Martin	$13,000	$66,240	$79,240
John N. Nunnelly	$13,000	$66,240	$79,240
Paul C. Schorr III	$13,000	$66,240	$79,240
Gail L. Warden	$13,000	$66,240	$79,240

(1) Represents the aggregate grant date fair value of option awards granted during the year, computed in accordance with FASB ASC Topic 718. See Note 7 to the Company's Consolidated Financial Statements included in its Annual Report on Form 10-K for the years ended December 31, 2010, December 31, 2009 and December 31, 2008, for a discussion of assumptions made in the valuation of share-based compensation. As of December 31, 2010, the outstanding option awards for each director were as follows: Ms. Martin – 84,000; Mr. Nunnelly – 48,000; Mr. Schorr – 60,000; Mr. Warden – 72,000.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the preceding Compensation Discussion and Analysis with management and, based on such review and discussion, has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's proxy statement.

John N. Nunnelly, Chairperson
JoAnn M. Martin
Paul C. Schorr III
Gail L. Warden

ADVISORY VOTE ON EXECUTIVE COMPENSATION

This proposal provides our shareholders with the opportunity to cast a vote either for or against a non-binding, advisory resolution to approve the compensation of our named executive officers as disclosed in the Compensation Discussion and Analysis section and the accompanying compensation tables and narrative discussion in this proxy statement. We are required to hold this vote by Section 14A of the Securities Exchange Act of 1934. As discussed in the Compensation Discussion and Analysis above, beginning on page [12], we have designed our executive compensation and benefit programs for our executive officers, including our named executive officers, to advance the following core principles:

- We strive to compensate our executive officers at competitive levels to ensure that we attract and retain a highly competent, committed management team.
- We provide our executive officers with the opportunity to earn competitive pay as measured against comparable companies.
- We link our executive officers' compensation, particularly annual cash incentives, to established Company financial performance goals.

We believe that a focus on these principles will benefit us and, ultimately, our shareholders in the long term by ensuring that we can attract and retain highly-qualified executive officers who are committed to our long-term success.

The Board invites you to review carefully the Compensation Discussion and Analysis beginning on page [12] and the tabular and other disclosures on compensation beginning on page [18], and cast an advisory vote either for or against the following resolution:

> "Resolved, that shareholders approve, on an advisory basis, the compensation of the Company's named executive officers as disclosed in the Compensation Discussion and Analysis section and the compensation tables and narrative discussion contained in this Proxy Statement."

While the vote does not bind the Board to any particular action, the Board values the input of our shareholders, and will take into account the outcome of this vote in considering future compensation arrangements.

Assuming a quorum is present at the Annual Meeting, the number of votes cast for the non-binding resolution to approve the Company's executive compensation program must exceed the number of votes cast against it. Abstentions and broker non-votes will be counted as present in determining whether there is a quorum; however, they will not constitute a vote "for" or "against" the non-binding resolution and will be disregarded in the calculation of votes cast. A broker non-vote occurs when a broker submits a proxy card with respect to shares that the broker holds on behalf of another person but declines to vote on a particular matter, either because the broker elects not to exercise its discretionary authority to vote on the matter or does not have authority to vote on the matter.

THE BOARD RECOMMENDS A VOTE "FOR" APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS AS DISCLOSED IN THIS PROXY STATEMENT. SHARES OF COMMON STOCK REPRESENTED BY EXECUTED BUT UNMARKED PROXIES WILL BE VOTED "FOR" APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS AS DISCLOSED IN THIS PROXY STATEMENT.

ADVISORY VOTE ON FREQUENCY OF SHAREHOLDER VOTES ON EXECUTIVE COMPENSATION

As discussed above, the Board values the input of our shareholders regarding the Company's compensation program for its named executive officers. As required by Section 14A of the Securities Exchange Act of 1934, shareholders are invited to express their view on a non-binding, advisory basis as to how frequently shareholders will vote on a non-binding, advisory resolution to approve the compensation of our named executive officers. Shareholders can advise the Board on whether such vote should occur every year, every two years or every three years.

This is an advisory vote, and as such is not binding on the Board. However, the Board will take the results of the vote into account when deciding when to call for the next vote on a non-binding resolution to approve the Company's compensation program for its named executive officers. A scheduling vote similar to this will occur at least once every six years.

The Board recommends that a vote on a non-binding resolution to approve our compensation program for our named executive officers be held once every three years, because it believes that such a triennial vote aligns more closely with our longer-term approach toward executive compensation than would an annual or biennial vote.

When voting on this advisory vote, shareholders should understand that they are not voting "for" or "against" the Board's recommendation to hold the advisory vote once every three years. Rather, shareholders have the option to recommend that such advisory vote on the compensation of our named executive officers be held every one, two or three years, or to abstain entirely from voting on the proposal. Please mark on the enclosed proxy your preference as to how frequently shareholders will vote on a non-binding resolution to approve our compensation program for our named executive officers, as either every year, every two years or every three years, or you may abstain from voting.

Assuming a quorum is present at the Annual Meeting, the advisory vote as to how frequently shareholders will vote on a non-binding resolution to approve our compensation program for our named executive officers requires a plurality of the votes cast for the three options presented at the annual meeting. The frequency option that receives the most votes of all the votes cast in person or by proxy at the meeting is the one that will be deemed approved by the shareholders. Abstentions and broker non-votes will be counted as present in determining whether there is a quorum; however, they will have no effect in determining whether any frequency option has been approved and will be disregarded in the calculation of votes cast. A broker non-vote occurs when a broker submits a proxy card with respect to shares that the broker holds on behalf of another person but declines to vote on a particular matter, either because the broker elects not to exercise its discretionary authority to vote on the matter or does not have authority to vote on the matter.

THE BOARD RECOMMENDS A VOTE FOR HOLDING A NON-BINDING VOTE TO APPROVE THE COMPANY'S COMPENSATION PROGRAM FOR ITS NAMED EXECUTIVE OFFICERS "ONCE EVERY THREE YEARS." SHARES OF COMMON STOCK REPRESENTED BY EXECUTED BUT UNMARKED PROXIES WILL BE VOTED FOR SUBMITTING THE ADVISORY VOTE ON THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS TO SHAREHOLDERS "ONCE EVERY THREE YEARS."

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors, executive officers and any owner of greater than 10% of the Company's Common Stock to file reports with the Securities and Exchange Commission concerning their ownership of the Company's Common Stock. Based solely upon information provided to the Company by individual directors and executive officers, the Company believes that, during the fiscal year ended December 31, 2010, all of its directors and executive officers and owners of greater than 10% of the Company's Common Stock complied with the Section 16(a) filing requirements, except for Michael D. Hays and Patrick E. Beans who each had one transaction reported late.

MISCELLANEOUS

Independent Registered Public Accounting Firm

KPMG LLP acted as the independent registered public accounting firm for the Company in 2010 and it is anticipated that such firm will be similarly appointed to act in 2011. The Audit Committee is solely responsible for the selection, retention, oversight and, when appropriate, termination of the Company's independent registered public accounting firm. Representatives of KPMG LLP are expected to be present at the Annual Meeting with the opportunity to make a statement if they so desire. Such representatives are also expected to be available to respond to appropriate questions.

The fees to KPMG LLP for the fiscal years ended December 31, 2010 and 2009 were as follows:

	2010	2009
Audit Fees[(1)]	$293,500	$217,760
Audit-Related Fees	--	--
Tax Fees[(2)]	38,006	35,554
All Other Fees		--
Total	$331,506	$253,314

(1) Audit of annual financial statements and review of financial statements included in Forms 10-Q and audit of significant acquiree under Rule 3-05.
(2) Tax consultations and tax return preparation including out-of-pocket expenses.

The Audit Committee has established pre-approval policies and procedures with respect to audit and permitted non-audit services to be provided by its independent registered public accounting firm. Pursuant to these policies and procedures, the Audit Committee may form, and delegate authority to, subcommittees consisting of one or more members when appropriate to grant such pre-approvals, provided that decisions of such subcommittee to grant pre-approvals are presented to the full Audit Committee at its next scheduled meeting. The Audit Committee's pre-approval policies do not permit the delegation of the Audit Committee's responsibilities to management. During 2010, no fees to the independent registered public accounting firm were approved pursuant to the de minimis exception under the Securities and Exchange Commission's rules.

Shareholder Proposals

Proposals that shareholders of the Company intend to present at and have included in the Company's proxy statement for the 2012 Annual Meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended ("Rule 14a-8"), must be received by the Company by the close of business on December 6, 2011. In addition, a shareholder who otherwise intends to present business at the 2011 Annual Meeting (including nominating persons for election as directors) must comply with the requirements set forth in the Company's By-Laws. Among other things, to bring business before an annual meeting, a shareholder must give written notice thereof, complying with the By-Laws, to the Secretary of the Company not less than 60 days and not more than 90 days prior to the second Wednesday in the month of April (subject to certain exceptions if the Annual Meeting is advanced or delayed a certain number of days). Under the By-Laws, if the Company does not receive notice of a shareholder proposal submitted otherwise than pursuant to Rule 14a-8 (i.e., proposals shareholders intend to present at the 2012 Annual Meeting but do not intend to include in the Company's proxy statement for such meeting) prior to February 10, 2012, then the notice will be considered untimely and the Company will not be required to present such proposal at the 2012 Annual Meeting. If the Board chooses to present such proposal at the 2012 Annual Meeting, then the persons named in proxies solicited by the Board for the 2012 Annual Meeting may exercise discretionary voting power with respect to such proposal.

Other Matters

The cost of soliciting proxies will be borne by the Company. In addition to soliciting proxies by mail, proxies may be solicited personally and by telephone by certain officers and regular associates of the Company. The Company will reimburse brokers and other nominees for their reasonable expenses in communicating with the persons for whom they hold Common Stock.

Pursuant to the rules of the Securities and Exchange Commission, services that deliver the Company's communications to shareholders that hold their stock through a bank, broker or other holder of record may deliver to multiple shareholders sharing the same address a single copy of the Company's annual report to shareholders and proxy statement. Upon written or oral request, the Company will promptly deliver a separate copy of the annual report to shareholders and/or proxy statement to any shareholder at a shared address to which a single copy of each document was delivered. Shareholders may notify the Company of their requests by calling or writing Patrick E. Beans, Secretary, National Research Corporation, 1245 Q Street, Lincoln, Nebraska 68508.

By Order of the Board of Directors
NATIONAL RESEARCH CORPORATION

/s/ Patrick E. Beans

Patrick E. Beans
Secretary

April 4, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission file number: 0-29466

National Research Corporation
(Exact name of registrant as specified in its charter)

Wisconsin	47-0634000
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1245 Q Street Lincoln, Nebraska	68508
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code: (402) 475-2525

Securities registered pursuant to Section 12(b) of the Act:

Title of Class	Name of Each Exchange on Which Registered
Common Stock, $.001 par value	The NASDAQ Global Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). [Registrant is not yet required to provide financial disclosure in an Interactive Data File Format.] Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act.) Yes ☐ No ☒

Aggregate market value of the voting stock held by nonaffiliates of the registrant at June 30, 2010: $42,424,896.

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

Common Stock, $0.001 par value, outstanding as of March 21, 2011: 6,713,407 shares

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the 2011 Annual Meeting of Shareholders are incorporated by reference into Part III.

TABLE OF CONTENTS

		Page
	PART I	
Item 1.	Business	1
Item 1A.	Risk Factors	5
Item 1B.	Unresolved Staff Comments	8
Item 2.	Properties	8
Item 3.	Legal Proceedings	8
	PART II	
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	9
Item 6.	Selected Financial Data	11
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	12
Item 7A.	Quantitative and Qualitative Disclosure About Market Risk	21
Item 8.	Financial Statements and Supplementary Data	22
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	47
Item 9A.	Controls and Procedures	47
Item 9B.	Other Information	48
	PART III	
Item 10.	Directors and Executive Officers of the Registrant	49
Item 11.	Executive Compensation	49
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	49
Item 13.	Certain Relationships and Related Transactions	50
Item 14.	Principal Accountant Fees and Services	50
	PART IV	
Item 15.	Exhibits and Financial Statement Schedules	51
Signatures		54

PART I

Item 1. Business

Special Note Regarding Forward-Looking Statements

Certain matters discussed below in this Annual Report on Form 10-K are "forward-looking statements" within the meaning of Section 21E of the Securities Act of 1934, as amended. These forward-looking statements can generally be identified as such because the context of the statements include phrases such as the Company "believes," "expects" or other words of similar import. Similarly, statements that describe the Company's future plans, objectives or goals are also forwarding-looking statements. Such forward-looking statements are subject to certain risks and uncertainties which could cause actual results or outcomes to differ materially from those currently anticipated. Factors that could affect actual results or outcomes include, without limitation, the factors set forth in "Risk Factors." Shareholders, potential investors, and other readers are urged to consider these and other factors in evaluating the forward-looking statements, and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included are only made as of the date of this Annual Report on Form 10-K and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

General

National Research Corporation ("NRC," the "Company" "we," "our," "us" or similar terms), a Wisconsin corporation, believes it is a leading provider of performance measurement and improvement services, healthcare analytics and governance education to the healthcare industry in the United States and Canada. The Company believes it has achieved this leadership position based on 30 years of industry experience and its relationships with many of the industry's largest organizations. The Company's portfolio of services addresses the growing needs of healthcare organizations to measure and improve satisfaction, quality and cost outcomes relative to the services that they provide. Since its founding in 1981 in Lincoln, Nebraska, NRC has focused on meeting the information needs of the healthcare industry. The Company's services, which are comprehensive, include data collection, healthcare analytics, best practice identification and effective delivery of value-added business intelligence that enables its clients to improve performance across key business metrics. Through its extensive array of service capabilities and industry relationships, NRC is positioned to provide healthcare information services to organizations across a wide continuum of service delivery segments.

The NRC Solution

The Company addresses the healthcare industry's growing need to measure and improve performance across the broad and rapidly changing continuum of healthcare service delivery. The Company provides services designed to enable its clients to obtain and effectively utilize healthcare analytics and business intelligence to improve performance against key metrics relative to satisfaction, quality and cost outcomes across the organization. The Company's solutions are designed to respond to the rapidly changing needs of the healthcare industry. NRC utilizes dynamic data collection, analysis and business intelligence delivery processes to optimize its clients ability to improve performance. The flexibility of the Company's data collection process allows healthcare organizations to add timely, market-driven questions relevant to matters such as industry performance mandates, employer performance guarantees and internal quality improvement initiatives. In addition, the Company assesses core service factors relevant to all healthcare respondent groups (patients, members, employers, employees, physicians, residents, families, etc.) and to all service points across the healthcare delivery continuum.

The Company's performance measurement and improvement services and healthcare analytics are delivered throughout the healthcare industry under several brand names, including NRC Picker, My InnerView ("MIV"), Ticker, Outcome Concept Systems ("OCS"), which was acquired on August 3, 2010, and NRC Picker Canada.

Through its division known as The Governance Institute ("TGI"), NRC offers subscription-based governance information services and educational conferences designed to improve the effectiveness of hospital and healthcare systems by continually strengthening their boards, medical leadership, and management performance in the United States. TGI conducts timely conferences, produces publications, videos, white papers and research studies, and tracks industry trends showcasing the best practices of healthcare boards across the country.

Growth Strategy

The Company believes that it can continue to grow through (1) increasing sales of existing services to its existing clients, (2) increasing the number of clients through market share growth in existing market segments, (3) expanding the sale of existing services into new market segments, (4) introducing new services to new and existing clients, and (5) pursuing acquisitions of, or investments in, firms providing products, services or technologies which complement those of the Company.

Product Offerings

The Company's performance measurement and improvement services are designed to enable its clients to effectively collect, analyze and utilize meaningful business intelligence to improve performance relative to satisfaction, quality, cost, clinical outcomes and other key performance metrics. NRC has developed proprietary web-based electronic delivery systems that provide clients the ability to review results and reports online, independently analyze data, query data sets, customize a number of reports and distribute reports electronically. The Company has also developed business intelligence solutions which provide clients with current key metric results, as well as best practice benchmarking information.

The Company's MIV division is a leading provider of performance measurement and improvement services to the senior care profession. MIV works with over 8,000 senior-care providers throughout the United States, housing what the Company believes is the largest dataset of senior-care satisfaction metrics in the nation.

The OCS division is a leading provider of quality and performance improvement solutions to the home health market. OCS provides performance measurement and improvement services, healthcare analytics and hosted software solutions to a large segment of the leading home healthcare providers in the United States.

Ticker serves as a market information and competitive intelligence source, as well as a comparative performance database. Ticker is the largest consumer-based study of consumers' perceptions of, and satisfaction with, hospitals and health systems in more than 300 markets across the country, representing the views of approximately 265,000 households in the largest markets in the continental United States. Ticker provides comprehensive assessments, including consumer quality perceptions, product-line preferences, service use and visit satisfaction for more than 4,900 hospitals and health systems. More than 200 data items relevant to healthcare providers and purchasers are reported in Ticker, including hospital quality and image ratings, hospital selection factors, household preventative health behaviors, presence of chronic conditions, and emerging market issues such as social media and retail mini clinics.

Through TGI, the Company offers subscription-based governance education services. These education services are provided for the boards of directors and medical leadership of hospital and healthcare systems. The Company provides information regarding organization governance as well as emerging healthcare issues through online content, publications, periodicals, reference books, and associated videos through its resource catalog. The Company also produces several executive healthcare leadership conferences each year which are exclusively available to clients.

Clients

The Company's ten largest clients accounted for 19%, 19%, and 24% of the Company's total revenue in 2010, 2009 and 2008, respectively. Approximately 8% of the Company's revenue was derived from foreign customers in 2010, 2009, and 2008.

Sales and Marketing

The Company generates the majority of its revenue from client renewals, supplemented by sales of new products and services to existing clients and the addition of new clients. NRC sales activities are carried out by a direct sales organization staffed with professional, trained sales associates. As compared to the typical industry practice of compensating sales associates with relatively high base pay and a relatively small sales commission, NRC compensates its sales staff with relatively low base pay and a relatively high commission component. The Company believes this compensation structure provides incentives to its sales associates to surpass sales goals and increases the Company's ability to attract top-quality sales associates.

In addition to prospect leads generated by direct sales associates, the Company's integrated marketing activities facilitate its ongoing receipt of prospect request-for-proposals. NRC uses lead generation mechanisms to add generated leads to its database of current and potential client contacts. The Company also maintains an active public relations program which includes (1) an ongoing presence in leading industry trade press and in the mainstream press, (2) public speaking at strategic industry conferences, (3) fostering relationships with key industry constituencies, and (4) the annual Consumer Choice Award program recognizing top-ranking healthcare organizations.

Competition

The healthcare information and market research services industry is highly competitive. The Company has traditionally competed with healthcare organizations' internal marketing, market research and/or quality improvement departments which create their own performance measurement tools, and with relatively small specialty research firms which provide survey-based healthcare market research and/or performance assessment. The Company's primary competitors among such specialty firms include Press Ganey, which NRC believes has significantly higher annual revenue than the Company, and three or four other firms that NRC believes have less annual revenue than the Company. The Company, to a certain degree, currently competes with, and anticipates that in the future it may increasingly compete with, (1) traditional market research firms which are significant providers of survey-based, general market research and (2) firms which provide services or products that complement healthcare performance assessments such as healthcare software or information systems. Although only a few of these competitors have offered specific services that compete directly with the Company's services, many of these competitors have substantially greater financial, information gathering, and marketing resources than the Company and could decide to increase their resource commitments to the Company's market. There are relatively few barriers to entry into the Company's market, and the Company expects increased competition in its market which could adversely affect the Company's operating results through pricing pressure, increased marketing expenditures, and market share losses, among other factors. There can be no assurance that the Company will continue to compete successfully against existing or new competitors.

The Company believes the primary competitive factors within its market include quality of service, timeliness of delivery, unique service capabilities, credibility of provider, industry experience, and price. NRC believes that its industry leadership position, exclusive focus on the healthcare industry, dynamic survey tools, syndicated market research, accredited leadership conferences, educational programs, benchmarking database information, and relationships with leading healthcare payers and providers position the Company to compete in this market.

Intellectual Property and Other Proprietary Rights

The Company's success depends in part upon its data collection processes, research methods, data analysis techniques and internal systems, and procedures that it has developed specifically to serve clients in the healthcare industry. The Company has no patents. Consequently, it relies on a combination of copyright and trade secret laws and associate nondisclosure agreements to protect its systems, survey instruments and procedures. There can be no assurance that the steps taken by the Company to protect its rights will be adequate to prevent misappropriation of such rights or that third parties will not independently develop functionally equivalent or superior systems or procedures. The Company believes that its systems and procedures and other proprietary rights do not infringe upon the proprietary rights of third parties. There can be no assurance, however, that third parties will not assert infringement claims against the Company in the future or that any such claims will not result in protracted and costly litigation, regardless of the merits of such claims or whether the Company is ultimately successful in defending against such claims.

Associates

As of December 31, 2010, the Company employed a total of 253 persons on a full-time basis. In addition, as of such date, the Company had 52 part-time associates primarily in its survey operations, representing approximately 28 full-time equivalent associates. None of the Company's associates are represented by a collective bargaining unit. The Company considers its relationship with its associates to be good.

Executive Officers of the Registrant

The following table sets forth certain information as of March 1, 2011, regarding the executive officers of the Company:

Name	Age	Position
Michael D. Hays	56	President, Chief Executive Officer and Director
Patrick E. Beans	53	Vice President, Treasurer, Chief Financial Officer, Secretary and Director

Michael D. Hays has served as Chief Executive Officer and a director since he founded the Company in 1981. He was appointed to the additional role of President of the Company in July 2008, a position in which he also served from 1981 to 2004. Prior to founding the Company, Mr. Hays served for seven years as a Vice President and a director of SRI Research Center, Inc. (n/k/a the Gallup Organization).

Patrick E. Beans has served as Vice President, Treasurer, Chief Financial Officer, Secretary and a director since 1997, and as the principal financial officer since he joined the Company in August 1994. From June 1993 until joining the Company, Mr. Beans was the finance director for the Central Interstate Low-Level Radioactive Waste Commission, a five-state compact developing a low-level radioactive waste disposal plan. From 1979 to 1988 and from June 1992 to June 1993, he practiced as a certified public accountant.

Executive officers of the Company are elected by and serve at the discretion of the Company's Board of Directors. There are no family relationships between any directors or executive officers of NRC.

Item 1A. Risk Factors

You should carefully consider each of the risks described below, together with all of the other information contained in this Annual Report on Form 10-K, before making an investment decision with respect to our securities. If any of the following risks develop into actual events, our business, financial condition or results of operations could be materially and adversely affected and you may lose all or part of your investment.

We depend on contract renewals for a large share of our revenue and our operating results could be adversely affected.

We expect that a substantial portion of our revenue for the foreseeable future will continue to be derived from renewable service contracts. Substantially all contracts are renewable annually at the option of our clients, although a client generally has no minimum purchase commitment under a contract and the contracts are generally cancelable on short or no notice without penalty. To the extent that clients fail to renew or defer their renewals, we anticipate our results may be materially adversely affected. Our ability to secure renewals depends on, among other things, our ability to gather and analyze performance data in a consistent, high-quality, and timely fashion. In addition, the service needs of our clients are affected by accreditation requirements, enrollment in managed care plans, the level of use of satisfaction measures in healthcare organizations' overall management and compensation programs, the size of operating budgets, clients' operating performance, industry and economic conditions, and changes in management or ownership. As these factors are beyond our control, we cannot ensure that we will be able to maintain our renewal rates. Any material decline in renewal rates from existing levels would have an adverse effect on our revenue and a corresponding effect on our operating and net income.

Our operating results may fluctuate and this may cause our stock price to decline.

Our overall operating results may fluctuate as a result of a variety of factors, including the size and timing of orders from clients, client demand for our services (which, in turn, is affected by factors such as accreditation requirements, enrollment in managed care plans, operating budgets and clients' operating performance), the hiring and training of additional staff, expense increases, and industry and general economic conditions. Because a significant portion of our overhead is fixed in the short-term, particularly some costs associated with owning and occupying our building and full-time personnel expenses, our results of operations may be materially adversely affected in any particular period if revenue falls below our expectations. These factors, among others, make it possible that in some future period our operating results may be below the expectations of securities analysts and investors which would have a material adverse effect on the market price of our common stock.

We operate in a highly competitive market and could experience increased price pressure and expenses as a result.

The healthcare information and market research services industry is highly competitive. We have traditionally competed with healthcare organizations' internal marketing, market research and/or quality improvement departments that create their own performance measurement tools, and with relatively small specialty research firms that provide survey-based healthcare market research and/or performance assessment. The Company's primary competitors among such specialty firms include Press Ganey, which we believe has significantly higher annual revenue than us, and three or four other firms that we believe have less annual revenue than us. To a certain degree, we currently compete with, and anticipate that in the future we may increasingly compete with, (1) traditional market research firms which are significant providers of survey-based, general market research, and (2) firms which provide services or products that complement healthcare performance assessments, such as healthcare software or information systems. Although only a few of these competitors have offered specific services that compete directly with our services, many of these competitors have substantially greater financial, information gathering, and marketing resources than the

Company and could decide to increase their resource commitments to our market. There are relatively few barriers to entry into the Company's market, and we expect increased competition in our market which could adversely affect our operating results through pricing pressure, increased marketing expenditures, and market share losses, among other factors. There can be no assurance that the Company will continue to compete successfully against existing or new competitors.

Because our clients are concentrated in the healthcare industry, our revenue and operating results may be adversely affected by changes in regulations, a business downturn or consolidation with respect to the healthcare industry.

Substantially all of our revenue is derived from clients in the healthcare industry. As a result, our business, financial condition and results of operations are influenced by conditions affecting this industry, including changing political, economic, competitive and regulatory influences that may affect the procurement practices and operation of healthcare providers and payers. Recently, Congressional leaders enacted a comprehensive healthcare reform plan, including provisions to control healthcare costs, improve healthcare quality and expand access to affordable health insurance. These programs could result in lower reimbursement rates and otherwise change the environment in which providers and payers operate. In addition, large private purchasers of healthcare services are placing increasing cost pressure on providers. Healthcare providers may react to these cost pressures and other uncertainties by curtailing or deferring purchases, including purchases of our services. Moreover, there has been consolidation of companies in the healthcare industry, a trend which we believe will continue to grow. Consolidation in this industry, including the potential acquisition of certain of our clients, could adversely affect aggregate client budgets for our services or could result in the termination of a client's relationship with us. The impact of these developments on the healthcare industry is difficult to predict and could have an adverse effect on our revenue and a corresponding effect on our operating and net income.

In March 2010, President Obama signed into law the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010. The new legislation makes extensive changes to the current system of healthcare insurance and benefits that will include changes in Medicare and Medicaid payment policies and other healthcare delivery reforms that could potentially impact the Company's business. At this time, it is difficult to estimate the impact of this legislation on the Company.

We rely on a limited number of key clients and a loss of one or more of these key clients will adversely affect our operating results.

We rely on a limited number of key clients for a substantial portion of our revenue. The Company's ten largest clients accounted for 19%, 19%, and 24% of the Company's total revenue in 2010, 2009, and 2008, respectively.

We cannot assure you that we will maintain our existing client base, maintain or increase the level of revenue or profits generated by our existing clients, or be able to attract new clients. Furthermore, the healthcare industry continues to undergo consolidation and we cannot assure you that such consolidation will not cause us to lose clients. The loss of one or more of our large clients or a significant reduction in business from such clients, regardless of the reason, may have a negative effect on our revenue and a corresponding effect on our operating and net income. See "Risk Factors - Because our clients are concentrated in the healthcare industry, our revenue and operating results may be adversely affected by changes in regulations, a business downturn or consolidation with respect to the healthcare industry."

We face several risks relating to our ability to collect the data on which our business relies.

Our ability to provide timely and accurate performance measurement and improvement services to our clients depends on our ability to collect large quantities of high-quality data through surveys and interviews.

If receptivity to our survey and interview methods by respondents declines, or for some other reason their willingness to complete and return surveys declines, or if we, for any reason, cannot rely on the integrity of the data we receive, then our revenue could be adversely affected, with a corresponding effect on our operating and net income. We also rely on third-party panels of pre-recruited consumer households to produce Ticker in a timely manner. If we are not able to continue to use these panels, or the time period in which we use these panels is altered and we cannot find alternative panels on a timely, cost-competitive basis, we could face an increase in our costs or an inability to effectively produce Ticker. In either case, our operating and net income could be negatively affected.

Our principal shareholder effectively controls our company.

Michael D. Hays, our President and Chief Executive Officer, beneficially owned 66.8% of our outstanding common stock as of March 10, 2011. In addition, Mr. Hays has created a grantor retained annuity trust and has transferred to such trust shares representing approximately 4.2% of our outstanding common stock as of March 10, 2011, all or a portion of which, will be returned to Mr. Hays over the next year. As a result, Mr. Hays can control matters requiring shareholder approval, including the election of directors and the approval of significant corporate matters such as change of control transactions. The effects of such influence could be to delay or prevent a change of control of our company unless the terms are approved by Mr. Hays.

Our business and operating results could be adversely affected if we are unable to attract or retain key managers and other personnel.

Our future performance may depend, to a significant extent, upon the efforts and ability of our key personnel who have expertise in gathering, interpreting and marketing survey-based performance information for healthcare markets. Although client relationships are managed at many levels within our company, the loss of the services of Michael D. Hays, our President and Chief Executive Officer, or one or more of our other senior managers, could have a material adverse effect, at least in the short to medium term, on most significant aspects of our business, including strategic planning, product development, and sales and customer relations. As of December 31, 2010, we maintained $500,000 of key officer life insurance on Mr. Hays. Our success will also depend on our ability to hire, train and retain skilled personnel in all areas of our business. Currently, we do not have employment agreements with our officers or our other key personnel. Competition for qualified personnel in our industry is intense, and many of the companies that compete with us for qualified personnel have substantially greater financial and other resources than us. Furthermore, we expect competition for qualified personnel to become more intense as competition in our industry increases. We cannot assure you that we will be able to recruit, retain and motivate a sufficient number of qualified personnel to compete successfully.

If intellectual property and other proprietary information technology were copied or independently developed by our competitors, our operating results could be negatively affected.

Our success depends in part upon our data collection process, research methods, data analysis techniques, and internal systems and procedures that we have developed specifically to serve clients in the healthcare industry. We have no patents. Consequently, we rely on a combination of copyright, trade secret laws and associate nondisclosure agreements to protect our systems, survey instruments and procedures. We cannot assure you that the steps we have taken to protect our rights will be adequate to prevent misappropriation of such rights, or that third parties will not independently develop functionally equivalent or superior systems or procedures. We believe that our systems and procedures and other proprietary rights do not infringe upon the proprietary rights of third parties. We cannot assure you, however, that third parties will not assert infringement claims against us in the future, or that any such claims will not result in protracted and costly litigation, regardless of the merits of such claims, or whether we are ultimately successful in defending against such claims.

Item 1B. Unresolved Staff Comments

The Company has no unresolved staff comments to report pursuant to this item.

Item 2. Properties

The Company's headquarters is located in an owned office building in Lincoln, Nebraska, of which 62,000 square feet are used for the Company's operations. This facility houses all the capabilities necessary for NRC's survey programming, printing and distribution, data processing, analysis and report generation, marketing, and corporate administration.

The Company is leasing 2,600 square feet of office space in Markham, Ontario, 5,100 square feet of office space in San Diego, California and 8,900 square feet of office space in Seattle, Washington. The Company also leased 8,500 square feet of office space in Wausau, Wisconsin until February 1, 2011.

Item 3. Legal Proceedings

The Company is not subject to any material pending litigation.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's Common Stock, $0.001 par value ("Common Stock"), is traded on the NASDAQ Global Market under the symbol "NRCI." The following table sets forth the range of high and low sales prices for, and dividends declared on, the Common Stock for the period from January 1, 2009, through December 31, 2010:

	High	Low	Dividends Declared Per Common Share
2009 Quarter Ended:			
March 31	$29.01	$19.48	$.16
June 30	$28.10	$23.10	$.16
September 30	$26.74	$23.55	$.16
December 31	$25.30	$20.32	$.16
2010 Quarter Ended:			
March 31	$25.91	$19.00	$.19
June 30	$27.50	$21.45	$.19
September 30	$26.90	$22.07	$.19
December 31	$35.33	$25.21	$.19

On March 10, 2011, there were approximately 26 shareholders of record and approximately 400 beneficial owners of the Common Stock.

In March 2005, the Company announced the commencement of a quarterly cash dividend. Cash dividends of $5.1 million and $4.3 million in the aggregate were declared and paid during the twelve-month periods ended December 31, 2010 and 2009, respectively. The payment and amount of future dividends is at the discretion of the Company's Board of Directors and will depend on the Company's future earnings, financial condition, general business conditions and other factors.

In February 2006, the Board of Directors of the Company authorized the repurchase of 750,000 shares of common stock in the open market or in privately negotiated transactions. As of December 31, 2010, the remaining number of shares that could be purchased under this authorization was 268,717. There was no stock repurchased in the three month period ended December 31, 2010.

The following graph compares the cumulative 5-year total return provided shareholders on National Research Corporation's common stock relative to the cumulative total returns of the NASDAQ Composite Index and the Russell 2000 Index. An investment of $100 (with reinvestment of all dividends) is assumed to have been made in our common stock and in each of the indexes on December 31, 2005, and its relative performance is tracked through December 31, 2010.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among National Research Corporation, the NASDAQ Composite Index
and the Russell 2000 Index
$250
$200
$150
$100
$50
$0
12/05
12/06
12/07
12/08
12/09
12/10
National Research Corporation
NASDAQ Composite
Russell 2000

*$100 invested on 12/31/05 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN DATA

	12/05	12/06	12/07	12/08	12/09	12/10
National Research Corporation	100.00	133.54	161.91	177.12	130.11	221.81
NASDAQ Composite	100.00	111.74	124.67	73.77	107.12	125.93
Russell 2000	100.00	118.37	116.51	77.15	98.11	124.46

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

Item 6. Selected Financial Data

The selected statement of income data for the years ended December 31, 2010, 2009, and 2008, and the selected balance sheet data at December 31, 2010 and 2009, are derived from, and are qualified by reference to, the audited consolidated financial statements of the Company included elsewhere in this Annual Report on Form 10-K. The selected statement of income data for the years ended December 31, 2007 and 2006, and the balance sheet data at December 31, 2008, 2007, and 2006, are derived from audited consolidated financial statements not included herein. The Company has made acquisitions and began recognizing share-based compensation expense during the five years covered by the selected statement financial data. See Note 2 and Note 7 to the Company's consolidated financial statements.

	Year Ended December 31, (In thousands, except per share data)				
	2010	2009	2008	2007	2006
Statement of Income Data:					
Revenue	$ 63,398	$ 57,692	$ 51,013	$ 48,923	$ 43,771
Operating expenses:					
Direct expenses	24,635	24,148	23,611	21,801	19,445
Selling, general and administrative	20,202	16,016	12,728	13,173	12,158
Depreciation and amortization	4,704	3,831	2,685	2,583	2,260
Total operating expenses	49,541	43,995	39,024	37,557	33,863
Operating income	13,857	13,697	11,989	11,366	9,908
Other expense	(542)	(580)	(6)	(248)	(402)
Income before income taxes	13,315	13,117	11,983	11,118	9,506
Provision for income taxes	4,816	4,626	4,538	4,278	3,622
Net income	$ 8,499	$ 8,491	$ 7,445	$ 6,840	$ 5,884
Net income per share - basic	$ 1.28	$ 1.28	$ 1.11	$ 1.00	$ 0.86
Net income per share - diluted	$ 1.26	$ 1.26	$ 1.09	$ 0.98	$ 0.85
Dividends per share	$ 0.76	$ 0.64	$ 0.56	$ 0.48	$ 0.40
Weighted average shares outstanding – basic	6,637	6,637	6,685	6,850	6,836
Weighted average shares outstanding – diluted	6,735	6,723	6,831	7,011	6,954

	December 31, (In thousands)				
	2010	2009	2008	2007	2006
Balance Sheet Data:					
Working capital deficiency	$ (8,809)	$ (4,432)	$ (10,650)	$ (2,384)	$ (1,482)
Total assets	95,770	72,499	72,145	61,869	61,532
Total debt and capital lease obligations, including current portion	16,599	7,719	12,954	2,993	11,093
Total shareholders' equity	$ 48,584	$ 44,171	$ 38,598	$ 42,286	$ 36,751

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

The Company believes it is a leading provider of performance measurement and improvement services, healthcare analytics and governance education to the healthcare industry in the United States and Canada. The Company believes it has achieved this leadership position based on 30 years of industry experience and its relationships with many of the industry's largest organizations. The Company's portfolio of services addresses the growing needs of healthcare organizations to measure and improve satisfaction, quality and cost outcomes relative to the services that they provide. Since its founding in 1981 in Lincoln, Nebraska, NRC has focused on meeting the information needs of the healthcare industry. The Company's services, which are comprehensive, include data collection, healthcare analytics, best practice identification and effective delivery of value-added business intelligence that enables its clients to improve performance across key business metrics. Through its extensive array of service capabilities and industry relationships, NRC is positioned to provide healthcare information services to organizations across a wide continuum of service delivery segments.

Acquisitions

On August 3, 2010, the Company acquired all of the issued and outstanding shares of stock and stock rights of OCS, a provider of clinical, financial and operational benchmarks and analytics to home care and hospice providers. The acquisition provides the Company with an entry in the home health and hospice markets through OCS's customer relationships with home healthcare and hospice providers and expands the Company's service offerings across the continuum of care. Goodwill related to the acquisition of OCS primarily relates to intangible assets that do not qualify for separate recognition, including the depth and knowledge of management. The all-cash consideration paid at closing was $15.3 million, net of $1.0 million cash received.

On December 19, 2008, the Company acquired MIV, a leading provider of quality and performance improvement solutions to the senior care profession. MIV offers resident, family and employee satisfaction measurement and improvement products to the long-term care, assisted and independent living markets in the United States. MIV works with over 8,000 senior care providers throughout the United States housing what the Company believes is the largest dataset of senior care satisfaction metrics in the nation. The consideration paid at closing for MIV included payment of $11,500,000 in cash and $440,000 of direct expenses capitalized as purchase price. The merger agreement under which the Company acquired MIV provides for contingent earn-out payments of which $581,000 of the 2009 and 2010 earn-outs was included in this amount.

On April 1, 2008, approximately 10 customer contracts were purchased from SQ Strategies for $249,000. The recording of this asset purchase increased customer-related intangibles by $260,000 and deferred revenue by $11,000.

Critical Accounting Policies and Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported therein. The most significant of these areas involving difficult or complex judgments made by management with respect to the preparation of the Company's consolidated financial statements for fiscal year 2010 include:

- Revenue recognition;
- Valuation of goodwill and identifiable intangible assets; and
- Income taxes.

Revenue Recognition

The Company derives a majority of its operating revenue from its annually renewable services, which include performance measurement and improvement services, healthcare analytics and governance education services. The Company provides these services to its clients under annual client service contracts, although such contracts are generally cancelable on short or no notice without penalty. The Company also derives some revenue from its custom and other research projects.

Certain contracts are fixed-fee arrangements with a portion of the project fee billed in advance and the remainder billed periodically over the duration of the project. Revenue and direct expenses for services provided under these contracts are recognized under the proportional performance method. Under the proportional performance method, the Company recognizes revenue based on output measures or key milestones such as survey set-up, survey mailings, survey returns and reporting. The Company measures its progress based on the level of completion of these output measures and recognizes revenue accordingly. Management judgments and estimates must be made and used in connection with revenue recognized using the proportional performance method. If management made different judgments and estimates, then the amount and timing of revenue for any period could differ materially from the reported revenue.

Services are also provided under subscription-based service agreements. The Company recognizes subscription-based service revenue over the period of time the service is provided. Generally, the subscription periods are for twelve months and revenue is recognized equally over the subscription period.

The Company also derives revenue from hosting arrangements where our propriety software is offered as a service to our customers through our data processing facilities. The Company's revenue also includes software-related revenue for software license revenue, installation services, post-contract support (maintenance) and training. Software-related revenue is recognized in accordance with the provisions of ASC 985-605, *Software-Revenue Recognition.*

Hosting arrangements to provide customers with access to the Company's propriety software are marketed under long-term arrangements, generally over periods of one to three years. Under these arrangements, the customer is not provided the contractual right to take possession of the licensed software at any time during the hosting period without significant penalty, and the customer is not provided the right to run the software on their own hardware or contract with another party unrelated to us to host the software. Upfront fees for set-up services are typically billed for our hosting arrangements. However, these arrangements do not qualify for separation from the ongoing hosting services due to the absence of standalone value for the set-up services. Therefore, we account for these arrangements as service contracts and recognize revenue ratably over the hosting service period when all other conditions to revenue are met. Other conditions that must be met before the commencement of revenue recognition include achieving evidence of an arrangement, determining that the collection of the revenue is probable, and determining that fees are fixed and determinable.

The Company's software arrangements typically involve the sale of a time-based license bundled with installation services, post-contract support ("PCS") and training. License terms range from one year to three years and require an annual fee for bundled elements of the arrangement. PCS is also contractually provided for a period that is co-terminus with the term of the time-based license. The Company's installation services are not considered to be essential to the functionality of the software license. The Company does not achieve vendor-specific objective evidence ("VSOE") of the fair value of the undelivered elements of its software arrangements (primarily PCS) and, therefore, these arrangements are accounted for as a single unit of accounting with revenue recognized ratably over the minimum bundled PCS period.

The Company's revenue arrangements (not involving software elements) may include multiple elements. In assessing the separation of revenue for elements of such arrangements, we first determine whether each delivered element has standalone value based on whether we or other vendors sell the services separately. We also consider whether there is sufficient evidence of the fair value of the elements in allocating the fees in the arrangement to each element. Revenue allocated to an element is limited to revenue that is not subject to refund or otherwise represents contingent revenue.

Valuation of Goodwill and Identifiable Intangible Assets

Intangible assets include customer relationships, trade names, non-compete agreements and goodwill. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment.

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill is reviewed for impairment at least annually. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the entity must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

All of the Company's goodwill is allocated to its reporting units. As of October 1 of each year (or more frequently as changes in circumstances indicate), the Company tests goodwill for impairment. There are a number of inputs used to calculate the fair value using a discounted cash flow model, including operating results, business plans, projected cash flows and a discount rate. Discount rates, growth rates and cash flow projections are the most sensitive and susceptible to change as they require significant management judgment. Discount rates are determined by using a weighted average cost of capital, which considers market and industry data as well as Company-specific risk factors. Operational management develop growth rates and cash flow projections for each reporting unit considering industry and Company-specific historical and projected information. Terminal value rate determination follows common methodology of capturing the present value of perpetual cash flow estimates beyond the last projected period assuming a constant weighted average cost of capital and low long-term growth rates. On the evaluation dates, to the extent that the carrying value of the net assets of the Company's reporting units having goodwill is greater than the estimated fair value, impairment charges will be determined and measured based on the estimated fair value of goodwill as compared to its carrying value. No impairments were recorded during the years ended December 31, 2010, 2009 or 2008.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under that method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances, if any, are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Management judgment is required to determine the provision for income taxes and to determine whether deferred income taxes will be realized in full or in part. Such judgments include, but are not limited to, the likelihood we would realize the benefits of net operating loss carryforwards, the adequacy of valuation allowances, the election to capitalize or expense costs incurred, and the probability of outcomes of uncertain tax positions. It is possible that the various taxing authorities could challenge those judgments or positions and reach conclusions that would cause us to incur tax liabilities in excess of, or realize benefits less than, those currently recorded. In addition, changes in the geographical mix or estimated amount of annual pretax income could impact our overall effective tax rate.

Results of Operations

The following table sets forth, for the periods indicated, selected financial information derived from the Company's consolidated financial statements, expressed as a percentage of total revenue and the percentage change in such items versus the prior comparable period. The trends illustrated in the following table may not necessarily be indicative of future results. The discussion that follows the table should be read in conjunction with the Company's consolidated financial statements.

	Percentage of Total Revenue Year Ended December 31,			Percentage Increase (Decrease)	
	2010	2009	2008	2010 over 2009	2009 over 2008
Revenue	100.0%	100.0%	100.0%	9.9%	13.1%
Operating expenses:					
Direct expenses	38.8	41.9	46.3	2.0	2.3
Selling, general and administrative	31.9	27.8	24.9	26.1	25.8
Depreciation and amortization	7.4	6.6	5.3	22.8	42.7
Total operating expenses	78.1	76.3	76.5	12.6	12.7
Operating income	21.9%	23.7%	23.5%	1.2%	14.2%

Year Ended December 31, 2010, Compared to Year Ended December 31, 2009

Revenue. Revenue increased 9.9% in 2010 to $63.4 million from $57.7 million in 2009. The acquisition of OCS accounted for $3.0 million of the increase with the remainder due to the addition of new clients and expanded sales from existing clients.

Direct expenses. Direct expenses increased 2% to $24.6 million in 2010 from $24.1 million in 2009. The primary reason for the increase in direct expenses was due to the acquisition of OCS, which added approximately $1.4 million, and investment in a new business unit, Illuminate, offset by increased use of more cost-efficient survey methodology, as well as staffing reductions. Direct expenses decreased as a percentage of revenue to 38.8% in 2010, from 41.9% during the same period of 2009.

Selling, general and administrative expenses. Selling, general and administrative expenses increased 26.1% to $20.2 million in 2010 from $16.0 million in 2009. The increase was primarily due to the addition of OCS (adding $1.0 million), $312,000 in acquisition and transition costs associated with the acquisition of OCS, investment in a new product development, expansion of the sales force, and the addition of several executives in various leadership roles. Selling, general and administrative expenses increased as a percentage of revenue to 31.9% in 2010 from 27.8% in 2009, mainly due to sales expansion efforts in 2010 throughout the Company, acquisition and transition costs associated with OCS and investment in a new product development.

Depreciation and amortization. Depreciation and amortization expenses increased 22.8% to $4.7 million in 2010 from $3.8 million in 2009. Depreciation and amortization increased as a percentage of revenue to 7.4% in 2010 from 6.6% in 2009. Approximately $351,000 of the increase was related to the acquisition of OCS, with the remainder primarily due to a large software project that was placed into service at the end of 2009.

Provision for income taxes. The provision for income taxes totaled $4.8 million (36.2% effective tax rate) for 2010 compared to $4.6 million (35.3% effective tax rate) for 2009. The effective tax rate was higher in 2010 due to an adjustment to deferred tax balances based on higher projected federal taxable rates and a decrease in research and development tax credits.

Year Ended December 31, 2009, Compared to Year Ended December 31, 2008

Revenue. Revenue increased 13.1% in 2009 to $57.7 million from $51.0 million in 2008. This was primarily due to the acquisition of MIV in December 2008.

Direct expenses. Direct expenses increased 2.3% to $24.1 million in 2009 from $23.6 million in 2008. The change was mainly due to increased costs of servicing the additional revenue from the MIV business, partially offset by the reductions in costs of servicing decreased revenue in other areas of the Company. Direct expenses decreased as a percentage of revenue to 41.9% in 2009 from 46.3% in 2008, primarily due to MIV's current business model with direct expenses as a percentage of revenue lower than the other operating business units of the Company and growth in margin in the Ticker division.

Selling, general and administrative expenses. Selling, general and administrative expenses increased 25.8% to $16.0 million in 2009 from $12.7 million in 2008. The change was primarily due to increases in expenses related to the MIV acquisition and expansions in the sales force. Selling, general and administrative expenses increased as a percentage of revenue to 27.8% in 2009 from 24.9% in 2008, mainly due to sales expansion efforts in the latter portion of 2009 throughout the Company.

Depreciation and amortization. Depreciation and amortization expenses increased 42.7% to $3.8 million in 2009 from $2.7 million in 2008. Depreciation and amortization increased as a percentage of revenue to 6.6% in 2009 from 5.3% in 2008. The increase was primarily due to the depreciation of the fixed assets and amortization of intangible assets associated with the acquisition of MIV.

Provision for income taxes. The provision for income taxes totaled $4.6 million (35.3% effective tax rate) for 2009 compared to $4.5 million (37.9% effective tax rate) for 2008. The effective tax rate was lower in 2009 due to increases in research and development tax credits and state investment and growth act credits, and decreases in Canadian statutory income tax rates.

Inflation and Changing Prices

Inflation and changing prices have not had a material impact on revenue or net income in the last three years.

Liquidity and Capital Resources

The Company believes it has adequate capital resources and operating cash flow to meet its projected capital and debt maturity needs and dividend policy for the foreseeable future. Requirements for working capital, capital expenditures, and debt maturities will continue to be funded by operations and the Company's borrowing arrangements.

Working Capital

The Company had a working capital deficiency of $8.8 million on December 31, 2010, compared to a $4.4 million working capital deficiency on December 31, 2009. The increase in the working capital deficiency was primarily due to a $5.8 million increase in deferred revenue, a $3.3 million increase in accrued expenses, accrued wages and accounts payable combined, and a $1.0 million increase in the current portion of notes payable, partially offset by a $4.0 million increase in accounts receivable and a $1.0 million increase in cash and cash equivalents. The working capital deficiency balance is primarily due to a deferred revenue balance of $17.7 million and $11.9 million as of December 31, 2010 and 2009, respectively.

The deferred revenue balance is primarily due to timing of initial billings on new and renewal contracts. The Company typically invoices clients for performance tracking services and custom research projects before they have been completed. Billed amounts are recorded as billings in excess of revenue earned, or deferred revenue, on the Company's consolidated financial statements, and are recognized as income when earned. In addition, when work is performed in advance of billing, the Company records this work as revenue earned in excess of billings, or unbilled revenue. Substantially all deferred revenue and all unbilled revenue will be earned and billed respectively, within 12 months of the respective period ends.

Cash Flow Analysis

A summary of operating, investing, and financing activities are shown in the following table:

	For the Year Ended December 31,		
	2010	2009	2008
		(In thousands)	
Provided by operating activities	$ 14,603	$ 13,666	$ 15,175
Used in investing activities	(16,980)	(3,002)	(15,264)
Provided by (used in) financing activities	3,254	(9,548)	(1,755)
Effect of exchange rate change on cash	130	287	(402)
Net increase (decrease) in cash and cash equivalents	1,007	1,403	(2,246)
Cash and cash equivalents at end of period	$ 3,519	$ 2,512	$ 1,109

Cash Flows from Operating Activities

Cash flows from operating activities consist of net income adjusted for non-cash items including depreciation and amortization, deferred taxes, and the effect of working capital changes.

Net cash provided by operating activities was $14.6 million for the year ended December 31, 2010, which included net income of $8.5 million, plus non cash charges (benefits) for deferred tax expense, depreciation and amortization and non-cash stock compensation totaling $6.1 million.

Net cash provided by operating activities was $13.7 million for the year ended December 31, 2009, which included net income of $8.5 million, plus non-cash charges (benefits) for deferred tax expense, depreciation and amortization, and non-cash stock compensation totaling $6.2 million. Changes in working capital reduced 2009 cash flows from operating activities by $1.0 million.

Net cash provided by operating activities was $15.2 million for the year ended December 31, 2008, which included net income of $7.4 million, plus non-cash charges (benefits) for deferred tax expense, depreciation and amortization, tax benefit from exercise of stock options and non-cash stock compensation totaling $4.3 million. Changes in working capital increased 2008 cash flows from operating activities by 3.5 million.

Cash Flows from Investing Activities

Net cash of $17.0 million was used for investing activities in the year ended December 31, 2010. Cash of $15.3 million was used for the acquisition of OCS and $172,000 was paid under the earn-out related to the MIV acquisition. Cash of $1.5 million was used for the purchase of property and equipment.

Net cash of $3.0 million was used for investing activities in the year ended December 31, 2009. Earn-out payments related to the MIV acquisition approximated $100,000 and purchases of property and equipment totaled $2.9 million.

Net cash of $15.3 million was used for investing activities in the year ended December 31, 2008. Cash of $12.6 million was used for the acquisition of MIV. Cash of $2.8 million was used for the purchase of property and equipment, which was offset by approximately $100,000 from proceeds from the maturity of available-for-sale securities.

Cash Flows from Financing Activities

Net cash provided by financing activities was $3.3 million in the year ended December 31, 2010. Cash was generated from borrowings under the term note and revolving credit note totaling $11.3 million. Proceeds from the exercise of stock options provided cash of $274,000. Cash was used to pay dividends of $5.1 million, repay borrowings under the term note and revolving credit note totaling $2.8 million, and repurchases of the Company's common stock for $399,000.

Net cash used in financing activities was $9.5 million in the year ended December 31, 2009. Cash was generated from borrowings under the term note and revolving credit note totaling $4.9 million. Cash was used to pay dividends of $4.3 million and repay borrowings under the term note and revolving credit note totaling $10.1 million.

Net cash used in financing activities was $1.8 million in the year ended December 31, 2008. Cash was generated from borrowings under the term note and revolving credit note totaling $18.6 million. Proceeds from the exercise of stock options and the tax benefit on the exercise of stock options and vested restricted stock favorably impacted cash by $731,000 and $680,000, respectively. Cash was used to repurchase the Company's common stock for $9.0 million, repay borrowings under the term note and revolving credit note totaling $9.0 million, and pay dividends of $3.8 million.

The effect of changes in foreign exchange rates increased (decreased) cash and cash equivalents by $130,000, $287,000 and ($402,000) in the years ended December 31, 2010, 2009 and 2008, respectively.

Capital Expenditures

Capital expenditures for the year ended December 31, 2010, were $2.3 million. Cash paid for these expenditures was $1.5 million. These expenditures consisted mainly of computer software, computer hardware, furniture and other equipment. The Company expects similar capital expenditure purchases in 2011 consisting primarily of computer software and hardware and other equipment, to be funded through cash generated from operations.

Debt and Equity

On December 19, 2008, the Company borrowed $9.0 million under a term note to partially finance the acquisition of MIV. In July 2010, the Company refinanced the existing term loan with a $6.9 million term loan. The new term loan is payable in 35 monthly installments of $80,104 with a balloon payment for the remaining principal balance and interest due on July 31, 2013. Borrowings under the term note bear interest at an annual rate of 3.79%. The outstanding balance of the term note at December 31, 2010, was $6.6 million.

On July 31, 2010, the Company borrowed $10.0 million under a term note to partially finance the acquisition of OCS. The term loan is payable in 35 monthly installments of $121,190 with a balloon payment for the remaining principal balance and interest due on July 31, 2013. Borrowings under the term note bear interest at an annual rate of 3.79%. The outstanding balance of the term note at December 31, 2010, was $9.6 million.

The term notes are secured by certain of the Company's assets, including the Company's land, building, accounts receivable and intangible assets. The term notes contain various restrictions and covenants applicable to the Company, including requirements that the Company maintain certain financial ratios at prescribed levels and restrictions on the ability of the Company to consolidate or merge, create liens, incur additional indebtedness or dispose of assets. As of December 31, 2010, the Company was in compliance with these restrictions and covenants.

The Company entered into a revolving credit note in 2006. The maximum aggregate amount available under the revolving credit note, following an addendum to the note in March 2008, is $6.5 million. The revolving credit note was renewed in July 2010 to extend the term to June 30, 2011. The Company may borrow, repay and re-borrow amounts under the revolving credit note from time to time until its maturity on June 30, 2011. The Company expects to extend the term of the revolving credit note for at least one year beyond the maturity date. If, however, the note cannot be extended, the Company believes it has adequate cash flows from operations to meet its debt and capital needs.

The maximum aggregate amount available under the revolving credit note of $6.5 million is subject to a borrowing base equal to 75% of the Company's eligible accounts receivable. Borrowings under the renewed revolving credit note bear interest at a variable annual rate, with three rate options at the discretion of management as follows: 1) 2.5% plus the daily reset one-month LIBOR rate, or 2) 2.2% plus the one-, two-, three-, six- or twelve-month LIBOR rate, or 3) the bank's Money Market Loan Rate. As of December 31, 2010, the revolving credit note did not have a balance. According to borrowing base requirements, the Company had the capacity to borrow $6.5 million as of December 31, 2010.

The agreement under which the Company acquired MIV provides for contingent earn-out payments over three years based on growth in revenue and earnings. The 2010 and 2009 earn-out payments, paid in February 2011 and 2010 were $1.6 million and $172,000, respectively, net of closing valuation adjustments and were recorded as additions to goodwill. The Company currently estimates that the 2011 earn-out could be approximately $2.6 million and expects to fund this through cash flow from operations.

Debt assumed through the MIV acquisition included $90,000 in capital leases for production and mailing equipment through 2011. The Company also assumed capital leases of $42,000 in connection with its acquisition of OCS for computer equipment through 2012. The capital leases meet capitalization requirements because the lease terms exceed more than 75% of the related assets' estimated useful lives. Equipment is depreciated over the lease terms. The Company also purchased operational inserting equipment for $389,000 through a capital lease arrangement. The lease began November 1, 2010, for a five year term with a bargain purchase option. The equipment is being depreciated over seven years, the estimated useful life of the asset.

Contractual Obligations

The Company had contractual obligations to make payments in the following amounts in the future as of December 31, 2010:

Contractual Obligations (In thousands)	Total Payments	Less than One Year	One to Three Years	Three to Five Years	After Five Years
Operating leases[1]	$ 1,709	$ 560	$ 870	$ 279	$ --
Capital leases	536	150	208	178	--
Uncertain tax positions[2]	269	--	--	--	--
Long-term debt	17,534	2,416	15,118	--	--
Total	$ 20,048	$ 3,126	$ 16,196	$ 457	$ --

(1) The Company terminated its lease for MIV's Wausau office space in February 2011 for a lump-sum payment of $267,000. Contractual amounts as of December 31, 2010, included in the table that will not be required as a result of the termination are $130,000 less than one year and $281,000 in one to three years.

(2) We have $269,000 in liabilities associated with uncertain tax positions. We are unable to reasonably estimate the expected cash settlement dates of these uncertain tax positions with the taxing authorities.

The Company generally does not make unconditional, non-cancelable purchase commitments. The Company enters into purchase orders in the normal course of business, but these purchase obligations do not exceed one year.

Shareholders' equity increased $4.4 million to $48.6 million in 2010, from $44.2 million in 2009. The increase was primarily due to net income of $8.5 million and non-cash stock compensation expense of $779,000, offset by dividends paid of $5.1 million.

Stock Repurchase Program

In February 2006, the Board of Directors of the Company authorized the repurchase of 750,000 shares of common stock in the open market or in privately negotiated transactions. As of December 31, 2010, the remaining number of shares that could be purchased under this authorization was 268,717.

Off-Balance Sheet Obligations

The Company has no significant off-balance sheet obligations other than the operating lease commitments disclosed in "Liquidity and Capital Resources."

Adoption of New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board ("FASB") amended fair value guidance to require companies to make new disclosures about recurring and/or non-recurring fair value measurements including significant transfers into and out of Level 1 and Level 2 measurements. This guidance was effective for annual or interim reporting periods beginning after December 15, 2009. The adoption of this pronouncement has not had an effect on the consolidated financial statements as it pertains only to disclosure requirements. In addition, as part of this guidance and effective for annual or interim reporting periods beginning after December 15, 2010, disclosure of purchases, sales, issuances and settlement of assets must be on a gross basis for Level 3 measurements, where currently it is on a net basis. Also, the level of disaggregation will be increased by "class" instead of "major category." The adoption of this pronouncement has not had an effect on the consolidated financial statements as it pertains to only disclosure requirements.

Recent Accounting Pronouncements

In September 2009, the FASB issued new guidance for revenue recognition with multiple deliverables, which is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, although early adoption is permitted. This guidance eliminates the residual method under the current guidance and requires the use of the "relative selling price" method when allocating revenue in a multiple deliverable arrangement. The selling price for each deliverable shall be determined using vendor specific objective evidence of selling price, if it exists, otherwise third-party evidence of selling price. If neither exists for a deliverable, the vendor shall use its best estimate of the selling price for that deliverable. After adoption, this guidance will also require expanded qualitative and quantitative disclosures. The Company plans to adopt this guidance on January 1, 2011, and is assessing the potential impact on its financial position and results of operations.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk

The Company's primary market risk exposure is changes in foreign currency exchange rates and interest rates.

The Company's Canadian subsidiary uses as its functional currency the local currency of the country in which it operates. It translates its assets and liabilities into U.S. dollars at the exchange rate in effect at the balance sheet date. It translates its revenue and expenses at the average exchange rate during the period. The Company includes translation gains and losses in accumulated other comprehensive income (loss), a component of shareholders' equity. Foreign currency translation gains (losses) were $339,000, $775,000, and ($937,000) in 2010, 2009, and 2008, respectively. Gains and losses related to transactions denominated in a currency other than the functional currency of the countries in which the Company operates and short-term intercompany accounts are included in other income (expense) in the consolidated statements of income.

We performed a sensitivity analysis assuming a hypothetical 100 basis point movement in interest rates applied to the average daily borrowings of the revolving line of credit facility. As of December 31, 2010, the analysis indicated that such a movement would not have a material effect on our consolidated financial position, results of operations or cash flows.

Item 8. Financial Statements and Supplementary Data

Quarterly Financial Data (Unaudited)

The following table sets forth selected financial information for each of the eight quarters in the two-year period ended December 31, 2010. This unaudited information has been prepared by the Company on the same basis as the consolidated financial statements and includes all normal recurring adjustments necessary to present fairly this information when read in conjunction with the Company's audited consolidated financial statements and the notes thereto.

	(In thousands, except per share data)							
	Quarter Ended							
	Dec. 31, 2010	Sept 30, 2010	June 30, 2010	Mar. 31, 2010	Dec. 31, 2009	Sept 30, 2009	June 30, 2009	Mar. 31, 2009
Revenue	$ 15,883	$ 16,006	$ 14,139	$ 17,370	$ 13,841	$ 13,517	$ 13,594	$ 16,740
Direct expenses	6,264	6,038	5,877	6,456	5,384	5,522	6,114	7,128
Selling, general and administrative	5,938	5,250	4,545	4,469	4,204	3,796	3,887	4,129
Depreciation and amortization	1,322	1,225	1,059	1,098	929	901	891	1,110
Operating income	2,359	3,493	2,658	5,347	3,324	3,298	2,702	4,373
Other expense	(200)	(160)	(42)	(140)	(134)	(166)	(183)	(97)
Provision for income taxes	590	1,191	956	2,079	951	1,138	910	1,627
Net income	$ 1,569	$ 2,142	$ 1,660	$ 3,128	$ 2,239	$ 1,994	$ 1,609	$ 2,649
Net income per share – basic	$ 0.24	$ 0.32	$ 0.25	$ 0.47	$ 0.34	$ 0.30	$ 0.24	$ 0.40
Net income per share – diluted	$ 0.23	$ 0.32	$ 0.25	$ 0.47	$ 0.33	$ 0.30	$ 0.24	$ 0.39
Weighted average shares outstanding – basic	6,644	6,632	6,634	6,640	6,639	6,637	6,637	6,633
Weighted average shares outstanding – diluted	6,780	6,727	6,732	6,711	6,725	6,735	6,734	6,713

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
National Research Corporation:

We have audited the accompanying consolidated balance sheets of National Research Corporation and subsidiary as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2010. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule listed in Item 15(2) of this Form 10-K. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of National Research Corporation and subsidiary as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Lincoln, Nebraska
March 25, 2011

NATIONAL RESEARCH CORPORATION AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
(In thousands, except share amounts)

Assets	**2010**	**2009**
Current assets:		
Cash and cash equivalents	$ 3,519	$ 2,512
Trade accounts receivable, less allowance for doubtful accounts of $337 and $279, respectively	9,172	5,214
Unbilled revenue	1,115	1,173
Prepaid expenses and other	1,347	1,864
Recoverable income taxes	1,277	803
Deferred income taxes	911	98
Total current assets	17,341	11,664
Net property and equipment	14,482	13,975
Intangible assets, net	8,638	6,883
Goodwill	55,133	39,924
Other	176	53
Total assets	$ 95,770	$ 72,499
Liabilities and Shareholders' Equity		
Current liabilities:		
Current portion of notes payable	$ 1,827	$ 783
Accounts payable	956	598
Accrued wages, bonus and profit sharing	4,315	1,926
Accrued expenses	1,351	881
Deferred revenue	17,701	11,907
Total current liabilities	26,150	16,095
Notes payable, net of current portion	14,333	6,876
Deferred income taxes	6,193	5,126
Deferred revenue	184	204
Other long term liabilities	326	27
Total liabilities	47,186	28,328
Shareholders' equity:		
Common stock, $0.001 par value; authorized 20,000,000 shares, issued 8,044,855 in 2010 and 8,018,044 in 2009, outstanding 6,668,574 in 2010 and 6,662,111 in 2009	8	8
Additional paid-in capital	28,970	27,871
Retained earnings	41,343	37,905
Accumulated other comprehensive income, net of taxes	1,108	769
Treasury stock, at cost; 1,376,281 shares in 2010 and 1,355,933 shares in 2009	(22,845)	(22,382)
Total shareholders' equity	48,584	44,171
Total liabilities and shareholders' equity	$ 95,770	$ 72,499

See accompanying notes to consolidated financial statements.

NATIONAL RESEARCH CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except for per share amounts)

	2010	2009	2008
Revenue	$ 63,398	$ 57,692	$ 51,013
Operating expenses:			
Direct expenses	24,635	24,148	23,611
Selling, general and administrative	20,202	16,016	12,728
Depreciation and amortization	4,704	3,831	2,685
Total operating expenses	49,541	43,995	39,024
Operating income	13,857	13,697	11,989
Other income (expense):			
Interest income	6	2	42
Interest expense	(491)	(405)	(139)
Other, net	(57)	(177)	91
Total other expense	(542)	(580)	(6)
Income before income taxes	13,315	13,117	11,983
Provision for income taxes	4,816	4,626	4,538
Net income	$ 8,499	$ 8,491	$ 7,445
Net income per share - basic	$ 1.28	$ 1.28	$ 1.11
Net income per share - diluted	$ 1.26	$ 1.26	$ 1.09
Weighted average shares and shares equivalent outstanding - basic	6,637	6,637	6,685
Weighted average shares and shares equivalent outstanding - diluted	6,736	6,723	6,831

See accompanying notes to consolidated financial statements.

NATIONAL RESEARCH CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

(In thousands except share and per share amounts)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total
Balances at December 31, 2007	$ 8	$ 23,509	$ 30,003	$ 931	$ (12,165)	$ 42,286
Purchase of 395,558 shares of treasury stock	--	--	--	--	(10,133)	(10,133)
Issuance of 144,614 common shares for the exercise of stock options	--	1,856	--	--	--	1,856
Tax benefit from the exercise of options and vested restricted stock	--	836	--	--	--	836
Cancellation of 7,981 restricted common shares	--	--	--	--	--	--
Non-cash stock compensation expense	--	1,016	--	--	--	1,016
Dividends declared of $0.56 per common share	--	--	(3,771)	--	--	(3,771)
Comprehensive income						
Change in cumulative translation adjustment	--	--	--	(937)	--	(937)
Net Income	--	--	7,445	--	--	7,445
Total comprehensive income	--	--	--	--	--	6,508
Balances at December 31, 2008	$ 8	$ 27,217	$ 33,677	$ (6)	$ (22,298)	$ 38,598
Purchase of 3,528 shares of treasury stock	--	--	--	--	(84)	(84)
Issuance of 2,023 common shares for the exercise of stock options	--	18	--	--	--	18
Tax benefit from the exercise of options and vested restricted stock	--	17	--	--	--	17
Cancellation of 3,901 restricted common shares	--	--	--	--	--	--
Non-cash stock compensation expense	--	619	--	--	--	619
Dividends declared of $0.64 per common share	--	--	(4,263)	--	--	(4,263)
Comprehensive income						
Change in cumulative translation adjustment	--	--	--	775	--	775
Net income	--	--	8,491	--	--	8,491
Total comprehensive income	--	--	--	--	--	9,266
Balances at December 31, 2009	$ 8	$ 27,871	$ 37,905	$ 769	$ (22,382)	$ 44,171
Purchase of 20,349 shares of treasury stock	--	--	--	--	(463)	(463)
Issuance of 17,573 common shares for the exercise of stock options	--	274	--	--	--	274
Tax benefit from the exercise of options and vested restricted stock	--	46	--	--	--	46
Issuance of 9,238 restricted common shares	--	--	--	--	--	--
Non-cash stock compensation expense	--	779	--	--	--	779
Dividends declared of $0.76 per common share	--	--	(5,061)	--	--	(5,061)
Comprehensive income						
Change in cumulative translation adjustment	--	--	--	339	--	339
Net income	--	--	8,499	--	--	8,499
Total comprehensive income	--	--	--	--	--	8,838
Balances at December 31, 2010	$ 8	$ 28,970	$ 41,343	$ 1,108	$ (22,845)	$ 48,584

See accompanying notes to consolidated financial statements.

NATIONAL RESEARCH CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	2010	2009	2008
Cash flows from operating activities:			
Net income	$ 8,499	$ 8,491	$ 7,445
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	4,704	3,831	2,686
Deferred income taxes	614	1,733	430
Loss on sale of property and equipment	1	1	--
Tax benefit from exercise of stock options	33	--	156
Non-cash stock compensation expense	779	619	1,016
Change in assets and liabilities, net of effect of acquisitions:			
Trade accounts receivable	(2,489)	1,396	637
Unbilled revenue	91	(315)	603
Prepaid expenses and other	1,854	(516)	(155)
Accounts payable	(1,391)	(278)	(408)
Accrued expenses, wages, bonus and profit sharing	113	(73)	6
Income taxes payable and recoverable	(442)	(326)	(249)
Deferred revenue	2,237	(897)	3,008
Net cash provided by operating activities	14,603	13,666	15,175
Cash flows from investing activities:			
Purchases of property and equipment	(1,539)	(2,909)	(2,812)
Acquisitions, net of cash acquired and earn-out on acquisitions	(15,441)	(93)	(12,551)
Proceeds from the maturities of securities available-for-sale	--	--	99
Net cash used in investing activities	(16,980)	(3,002)	(15,264)
Cash flows from financing activities:			
Proceeds from notes payable	11,300	4,916	18,564
Payments on notes payable	(2,799)	(10,108)	(8,952)
Payments on capital lease obligations	(43)	(44)	--
Proceeds from exercise of stock options	274	18	731
Tax benefit on exercise of stock options and vested restricted stock	46	17	680
Purchase of treasury stock	(399)	(84)	(9,007)
Repurchase of restricted shares for payroll tax withholdings	(64)	--	--
Payment of dividends on common stock	(5,061)	(4,263)	(3,771)
Net cash provided by (used in) financing activities	3,254	(9,548)	(1,755)
Effect of exchange rate changes on cash	130	287	(402)
Net increase (decrease) in cash and cash equivalents	1,007	1,403	(2,246)
Cash and cash equivalents at beginning of period	2,512	1,109	3,355
Cash and cash equivalents at end of period	$ 3,519	$ 2,512	$ 1,109
Supplemental disclosure of cash paid for:			
Interest expense, net of capitalized amounts	$ 497	$ 498	$ 122
Income taxes	$ 4,549	$ 2,999	$ 3,502

Supplemental disclosures of non-cash investing activities:

Capital lease obligations for property and equipment originating during the years ended December 31, 2010, 2009 and 2008 was $389,000, $0 and $0, respectively.

In connection with the Company's Equity Incentive plans, certain optionees tendered to the Company previously owned shares to pay for the option strike price. The total non-cash stock options exercised was $-0-, $-0- and $1.1 million for the years ended December 31, 2010, 2009, and 2008, respectively.

See accompanying notes to consolidated financial statements.

NATIONAL RESEARCH CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

National Research Corporation ("NRC" or the "Company") believes it is a leading provider of performance measurement and improvement services, healthcare analytics and governance education to the healthcare industry in the United States and Canada. The Company's ten largest clients accounted for 19%, 19%, and 24% of the Company's total revenue in 2010, 2009, and 2008, respectively.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiary. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Translation of Foreign Currencies

The Company's Canadian subsidiary uses as its functional currency the local currency of the country in which it operates. It translates its assets and liabilities into U.S. dollars at the exchange rate in effect at the balance sheet date. It translates its revenue and expenses at the average exchange rate during the period. The Company includes translation gains and losses in accumulated other comprehensive income (loss), a component of shareholders' equity. Gains and losses related to transactions denominated in a currency other than the functional currency of the countries in which the Company operates and short-term intercompany accounts are included in other income (expense) in the consolidated statements of income.

Revenue Recognition

The Company derives a majority of its operating revenue from its annually renewable services, which include performance measurement and improvement services, healthcare analytics and governance education services. The Company provides these services to its clients under annual client service contracts, although such contracts are generally cancelable on short or no notice without penalty. The Company also derives some revenue from its custom and other research projects.

Certain contracts are fixed-fee arrangements with a portion of the project fee billed in advance and the remainder billed periodically over the duration of the project. Revenue and direct expenses for services provided under these contracts are recognized under the proportional performance method. Under the proportional performance method, the Company recognizes revenue based on output measures or key milestones such as survey set-up, survey mailings, survey returns and reporting. The Company measures its progress based on the level of completion of these output measures and recognizes revenue accordingly. Management judgments and estimates must be made and used in connection with revenue recognized using the proportional performance method. If management made different judgments and estimates, then the amount and timing of revenue for any period could differ materially from the reported revenue.

Services are also provided under subscription-based service agreements. The Company recognizes subscription-based service revenue over the period of time the service is provided. Generally, the subscription periods are for twelve months and revenue is recognized equally over the subscription period.

The Company also derives revenue from hosting arrangements where our propriety software is offered as a service to our customers through our data processing facilities. The Company's revenue also includes software-related revenue for software license revenue, installation services, post-contract support (maintenance) and training. Software-related revenue is recognized in accordance with the provisions of ASC 985-605, *Software-Revenue Recognition.*

Hosting arrangements to provide customers with access to the Company's propriety software are marketed under long-term arrangements generally over periods of one to three years. Under these arrangements, the customer is not provided the contractual right to take possession of the licensed software at any time during the hosting period without significant penalty, and the customer is not provided the right to run the software on their own hardware or contract with another party unrelated to us to host the software. Upfront fees for set-up services are typically billed for our hosting arrangements, however, these arrangements do not qualify for separation from the ongoing hosting services due to the absence of standalone value for the set-up services. Therefore, we account for these arrangements as service contracts and recognize revenue ratably over the hosting service period when all other conditions to revenue are met. Other conditions that must be met before the commencement of revenue recognition include achieving evidence of an arrangement, determining that the collection of the revenue is probable, and determining that fees are fixed and determinable.

The Company's software arrangements typically involve the sale of a time-based license bundled with installation services, post-contract support ("PCS") and training. License terms range from one year to three years, and require an annual fee for bundled elements of the arrangement. PCS is also contractually provided for a period that is co-terminus with the term of the time-based license. The Company's installation services are not considered to be essential to the functionality of the software license. The Company does not achieve vendor-specific objective evidence ("VSOE") of the fair value of the undelivered elements of its software arrangements (primarily PCS) and, therefore, these arrangements are accounted for as a single unit of accounting with revenue recognized ratably over the minimum bundled PCS period.

The Company's revenue arrangements (not involving software elements) may include multiple elements. In assessing the separation of revenue for elements of such arrangements, we first determine whether each delivered element has standalone value based on whether we, or other vendors, sell the services separately. We also consider whether there is sufficient evidence of the fair value of the elements in allocating the fees in the arrangement to each element. Revenue allocated to an element is limited to revenue that is not subject to refund or otherwise represent contingent revenue.

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company determines the allowance based on specific account analysis and on the Company's historical write-off experience. The Company reviews the allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectability and provisions are made for accounts not specifically reviewed. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Property and Equipment

Property and equipment is stated at cost. Major expenditures to purchase property or to substantially increase useful lives of property are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income.

For costs of software developed for internal use, the Company expenses computer software costs as incurred in the preliminary project stage, which involves the conceptual formulation, evaluation and selection of technology alternatives. Costs incurred related to the design, coding, installation and testing of software during the application project stage are capitalized. Costs for training and application maintenance are expensed as incurred. The Company has capitalized approximately $900,000, $450,000 and $493,000, of internal and external costs incurred for the development of internal-use software for the years ended December 31, 2010, 2009 and 2008, respectively, with such costs classified as property and equipment.

The Company provides for depreciation and amortization of property and equipment using annual rates which are sufficient to amortize the cost of depreciable assets over their estimated useful lives. The Company uses the straight-line method of depreciation and amortization over estimated useful lives of five to ten years for furniture and equipment, three to five years for computer equipment, three to five years for capitalized software, and ten to forty years for the Company's office building and related improvements.

Leases are categorized as operating or capital at the inception of the lease. Assets under capital lease obligations are reported at the lower of fair value or the present value of the aggregate future minimum lease payments at the beginning of the lease term. The Company depreciates capital lease assets without transfer-of-ownership or bargain-purchase-options using the straight-line method over the lease terms, excluding any lease renewals, unless the lease renewals are reasonably assured. Capital lease assets with transfer-of-ownership or bargain-purchase-options are depreciated using the straight-line method over the assets' estimated useful lives.

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. No impairments were recorded during the years ended December 31, 2010, 2009 or 2008.

Among others, management believes the following circumstances are important indicators of potential impairment of such assets and as a result may trigger an impairment review:

- Significant underperformance in comparison to historical or projected operating results;

- Significant changes in the manner or use of acquired assets or the Company's overall strategy;

- Significant negative trends in the Company's industry or the overall economy;
- A significant decline in the market price for the Company's common stock for a sustained period; and
- The Company's market capitalization falling below the book value of the Company's net assets.

Goodwill and Intangible Assets

Intangible assets include customer relationships, trade names, non-compete agreements and goodwill. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment.

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill is reviewed for impairment at least annually. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the entity must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

All of the Company's goodwill is allocated to its reporting units. As of October 1 of each year (or more frequently as changes in circumstances indicate), the Company tests goodwill for impairment. There are a number of inputs used to calculate the fair value using a discounted cash flow model, including operating results, business plans, projected cash flows and a discount rate. Discount rates, growth rates and cash flow projections are the most sensitive and susceptible to change as they require significant management judgment. Discount rates are determined by using a weighted average cost of capital, which considers market and industry data as well as Company-specific risk factors. Operational management develops growth rates and cash flow projections for each reporting unit considering industry and Company-specific historical and projected information. Terminal value rate determination follows common methodology of capturing the present value of perpetual cash flow estimates beyond the last projected period assuming a constant weighted average cost of capital and low long-term growth rates. On these evaluation dates, to the extent that the carrying value of the net assets of the Company's reporting units having goodwill is greater than the estimated fair value, impairment charges will be determined and measured based on the estimated fair value of goodwill as compared to its carrying value. No impairments were recorded during the years ended December 31, 2010, 2009 or 2008.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under that method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis using enacted tax rates. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances, if any, are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized. The Company uses the deferral method of accounting for its investment tax credits related to state tax incentives. During the years ended December 31, 2010, 2009 and 2008, the Company recorded income tax benefits relating to these tax credits of $251,000, $189,000, and $0.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Company had an unrecognized tax benefit at December 31, 2010 and 2009 of $269,000 and $541,000, respectively excluding interest of $31,000 and $3,000, respectively and no penalties. Of this amount, $269,000 and $78,000 at December 31, 2010 and 2009, respectively represents the net unrecognized tax benefits that, if recognized, would favorably impact the effective income tax rate. The Company accrues interest and penalties related to uncertain tax position in the statements of income as income tax expense. The Company is not subject to tax examinations for years prior to 2007 in the U.S. and 2006 in Canada.

Share-Based Compensation

The Company measures and recognizes compensation expense for all share-based payments. The compensation expense is recognized based on the grant-date fair value of those awards. All of the Company's existing stock option awards and non-vested stock awards have been determined to be equity-classified awards.

Amounts recognized in the financial statements with respect to these plans:

	2010	2009	2008
		(In thousands)	
Amounts charged against income, before income tax benefit	$ 779	$ 619	$ 1,016
Amount of related income tax benefit	309	238	391
Total net income impact	$ 470	$ 381	$ 625

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents were $2.8 million as of December 31, 2010, consisting of money market funds, and $2.5 million as of December 31, 2009, consisting of U.S. government notes of $1.6 million and money market funds of $930,000.

Fair Value Measurements

The Company's valuation techniques are based on maximizing observable inputs and minimizing the use of unobservable inputs when measuring fair value. Observable inputs reflect readily obtainable data from independent sources, while unobservable inputs reflect the Company's market assumptions. The inputs are then classified into the following hierarchy: (1) Level 1 Inputs—quoted prices in active markets for identical assets and liabilities; (2) Level 2 Inputs—observable market-based inputs other than Level 1 inputs, such as quoted prices for similar assets or liabilities in active markets, quoted prices for similar or identical assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data; (3) Level 3 Inputs—unobservable inputs.

The following details the Company's financial assets and liabilities within the fair value hierarchy at December 31, 2010 and 2009:

	Level 1	Level 2	Level 3	Total
		(In thousands)		
As of December 31, 2010:				
Money Market Funds	$ 2,790	$ --	$ --	$ 2,790
As of December 31, 2009:				
Money Market Funds	$ 930	$ --	$ --	$ 930
U.S. Government notes	--	1,560	--	1,560
Total	$ 930	$ 1,560	$ --	$ 2,490

The Company's long-term debt is recorded at historical cost. The following are the carrying amount and estimated fair values, based primarily on estimated current rates available for debt of the same remaining duration and adjusted for nonperformance and credit risk:

	December 31, 2010	December 31, 2009
	(In thousands)	
Total carrying amount of long-term debt	$ 16,160	$ 7,659
Estimated fair value of long-term debt	$ 16,305	$ 7,642

The Company believes that the carrying amounts of accounts receivable, accounts payable, and accrued expenses approximate their fair value. All non-financial assets that are not recognized or disclosed at fair value in the financial statements on a recurring basis, which includes goodwill and non-financial long-lived assets, are measured at fair value in certain circumstances (for example, when there is evidence of impairment). As of December 31, 2010 and 2009 there was no impairment related to property and equipment, goodwill and other intangible assets.

Earnings Per Share

Net income per share has been calculated and presented for "basic" and "diluted" per share data. Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding. Diluted income per share is computed by dividing net income by the weighted average number of common shares adjusted for the dilutive effects of options and restricted stock. At December 31, 2010, 2009 and 2008, the Company had 384,652, 247,603 and -0- options, respectively, which have been excluded from the diluted net income per share computation because their exercise price exceeds the fair market value.

The weighted average shares outstanding were calculated as follows:

	2010	2009	2008
		(In thousands)	
Common stock	6,637	6,637	6,685
Dilutive effect of options	87	74	131
Dilutive effect of restricted stock	12	12	15
Weighted average shares used for dilutive per share information	6,736	6,723	6,831

There are no reconciling items between the Company's reported net income and net income used in the computation of basic and diluted income per share.

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that are not included in net income, but rather are recorded directly in stockholder's equity. For the years ended December 31, 2010 and 2009, accumulated other comprehensive income (loss) was $1.1 million and $769,000, respectively, consisting solely of changes in the cumulative translation adjustment.

Segment Information

The Company has seven operating segments that are aggregated into one reporting segment because they have similar economic characteristics and meet the other aggregation criteria from the Financial Accounting Standards Board ("FASB") guidance on segment disclosure. The seven operating segments are as follows: NRC Picker U.S. and NRC Picker Canada, which each offer renewable performance tracking and improvement services, custom research, subscription-based educational services and a renewable syndicated service; Ticker, which offers stand-alone market information as well as a comparative performance database to allow the Company's clients to assess their performance relative to the industry, to access best practice examples, and to utilize competitive information for marketing purposes; Payer Solutions, which offers functional disease-specific and health status measurement tools; The Governance Institute ("TGI"), which offers subscription-based governance information and educational conferences designed to improve the effectiveness of hospital and healthcare systems by continually strengthening their healthcare boards, medical leadership and management performance in the United States; My InnerView ("MIV"), which provides quality and performance improvement solutions to the senior care industry; and Illuminate, a new patient outreach and discharge program designed to facilitate service and clinical recovery within the critical hours after a patient is discharged from a healthcare setting within the acute care, skilled nursing, physician and home health environments. On August 3, 2010, the Company acquired Outcome Concept Systems, Inc. ("OCS"), a provider of clinical, financial and operational benchmarks and analytics to home care and hospice providers, that has been merged into the MIV operating segment.

Adoption of New Accounting Pronouncements

In January 2010, the FASB amended fair value guidance to require companies to make new disclosures about recurring and/or non-recurring fair value measurements including significant transfers into and out of Level 1 and Level 2 measurements. This guidance was effective for annual or interim reporting periods beginning after December 15, 2009. The adoption of this pronouncement has not had an effect on the consolidated financial statements as it pertains only to disclosure requirements. In addition, as part of this guidance and effective for annual or interim reporting periods beginning after December 15, 2010, disclosure of purchases, sales, issuances and settlement of assets must be on a gross basis for Level 3 measurements, where currently it is on a net basis. Also, the level of disaggregation will be increased by "class" instead of "major category." The adoption of this pronouncement has not had an effect on the consolidated financial statements as it pertains to only disclosure requirements.

Recent Accounting Pronouncements

In September 2009, the FASB issued new guidance for revenue recognition with multiple deliverables, which is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, although early adoption is permitted. This guidance eliminates the residual method under the current guidance and requires the use of the "relative selling price" method when allocating revenue in a multiple deliverable arrangement. The selling price for each deliverable shall be determined using vendor specific objective evidence of selling price, if it exists, otherwise third-party evidence of selling price. If neither exists for a deliverable, the vendor shall use its best estimate of the selling price for that deliverable. After adoption, this guidance will also require expanded qualitative and quantitative disclosures. The Company plans to adopt this guidance on January 1, 2011, and is assessing the potential impact on its financial position and results of operations.

(2) Acquisitions

On August 3, 2010, the Company acquired all of the issued and outstanding shares of stock and stock rights of OCS, a provider of clinical, financial and operational benchmarks and analytics to home care and hospice providers. The acquisition provides the Company with an entry in the home health and hospice markets through OCS's customer relationships with home healthcare and hospice providers and expands the Company's service offerings across the continuum of care. Goodwill related to the acquisition of OCS primarily relates to intangible assets that do not qualify for separate recognition including the depth and knowledge of management. The all-cash consideration paid at closing was $15.3 million, net of $1.0 million cash received. Of the purchase price, $1.6 million was deposited into an escrow for indemnification, working capital adjustments and certain other potential claims or expenses following closing. During the fourth quarter of 2010, the Company finalized the valuation and purchase allocation. The following table summarizes the fair value of the assets acquired and liabilities assumed at the acquisition date.

	Amount of Identified Assets Acquired and Liabilities Assumed (In thousands)
Current Assets	$ 3,615
Property and equipment	1,632
Customer relationships	2,330
Trade name	330
Non-compete Agreements	430
Goodwill	13,502
Total acquired assets	21,839
Current liabilities	6,310
Long-term liabilities	260
Total liabilities assumed	6,570
Net assets acquired	$ 15,269

The identifiable intangible assets are being amortized over their estimated useful lives and have a total weighted average amortization period of 8.5 years. The excess of purchase price over the fair value of net assets acquired resulted in the Company recording $13.5 million of goodwill. The goodwill and identifiable intangible assets are non-deductible for tax purposes. No residual value was estimated for intangible assets.

The consolidated financial statements as of December 31, 2010, and for the year then ended, include amounts acquired from, as well as the results of operations of, OCS from August 3, 2010, forward. Results of operations for the year ended December 31, 2010, include revenue of $3.0 million and operating income of $221,000 attributable to OCS since its acquisition. Acquisition-related costs included in selling, general and administrative expenses for the year ended December 31, 2010, approximated $312,000. The following unaudited pro forma information for the Company has been prepared as if the acquisition of OCS had occurred on January 1, 2009. The information is based on the historical results of the separate companies and may not necessarily be indicative of the results that could have been achieved or of results that may occur in the future. The pro forma adjustments include the impact of depreciation and amortization of property and equipment and intangible assets acquired, interest expense on the acquisition debt and income tax benefits for tax effects of the foregoing adjustments to depreciation, amortization and interest expense.

	Year Ended December 31,	
	2010	2009
	(in thousands)	
Revenue	$ 67,341	$ 63,457
Net income	$ 7,664	$ 7,198
Net income per share - basic	$ 1.15	$ 1.08
Net income per share - diluted	$ 1.14	$ 1.07

On December 19, 2008, the Company acquired MIV, a leading provider of quality and performance improvement solutions to the senior care profession. MIV offers resident, family and employee satisfaction measurement and improvement products to the long-term care, assisted and independent living markets in the United States. MIV works with over 8,000 senior care providers throughout the United States, housing what the Company believes is the largest dataset of senior care satisfaction metrics in the nation. The acquisition was completed in order to pursue the Company's strategy of expanding additional service offerings to the healthcare industry in the United States and Canada. This acquisition gives the Company a foundation upon which to expand in the senior care profession. The consideration paid at closing for MIV included a payment of $11.5 million in cash and $440,000 of direct expenses capitalized as purchase price. The merger agreement under which the Company acquired MIV provided for contingent earn-out payments over three years based on revenue and operating income increases.

In connection with the acquisition the Company recorded the following amounts as its preliminary purchase price allocation, based on the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition:

	Fair Value
	(In thousands)
Current Assets	$ 1,290
Property and equipment	846
Customer relationships	3,003
Goodwill	8,833
Other Long Term Assets	581
Total acquired assets	14,553
Less total liabilities	2,613
Net assets acquired	$11,940

The excess of purchase price over the fair value of net assets acquired resulted in the Company recording $8.8 million of goodwill. The customer relationships acquired intangible asset is being amortized over a useful life of 10 years. The amortization of customer relationships and goodwill is non-deductible for tax purposes.

During the year ended December 31, 2009, the Company adjusted the initial purchase price allocation resulting in a net increase to goodwill of $240,000, which was due to additional contingent consideration earned of $795,000, deferred tax adjustments of $630,000, and allowance for doubtful accounts of

$75,000. During the year ended December 31, 2010, the Company increased goodwill by $1.6 million to record additional earn-out payment requirements which were paid in February 2011.

The following unaudited pro forma information for the Company has been prepared as if the acquisition of MIV had occurred on January 1, 2008. The information is based on the historical results of the separate companies and may not necessarily be indicative of the results that could have been achieved or of results that may occur in the future. The pro forma adjustments include the impact of depreciation and amortization of property and equipment and intangible assets acquired, interest expense on the acquisition debt, and income tax benefits for tax effects of the foregoing adjustments to depreciation, amortization and interest expense.

	2008
	(In thousands, except per share amounts) (Unaudited)
Revenue	$ 58,008
Net income	$ 7,457
Earnings per share - basic	$ 1.12
Earnings per share - diluted	$ 1.09

(3) Property and Equipment

At December 31, 2010 and 2009, property and equipment consisted of the following:

	2010	2009
	(In thousands)	
Furniture and equipment	$ 3,165	$ 2,639
Computer equipment and software	15,721	16,911
Building	9,367	9,130
Land	425	425
	28,678	29,105
Less accumulated depreciation and amortization	14,196	15,130
Net property and equipment	$ 14,482	$ 13,975

Depreciation and amortization expense related to property and equipment, including assets under capital lease, for the years ended December 31, 2010, 2009, and 2008 was $3.4 million, $2.7 million, and $1.8 million, respectively.

Property and equipment included the following amounts under capital lease:

	2010	2009
	(In thousands)	
Furniture and equipment	$ 411	$ 22
Computer equipment and software	47	--
	458	22
Less accumulated amortization	38	8
Net assets under capital lease	$ 420	$ 14

(4) Goodwill and Intangible Assets

Goodwill and intangible assets consisted of the following at December 31, 2010 and 2009:

	2010	2009	Useful Life
	(In thousands)		
Goodwill	$ 55,133	$ 39,924	--
Non-amortizing other intangible assets:			
Trade name	1,191	1,191	--
Amortizing other intangible assets:			
Customer related intangibles	10,520	8,174	5 - 15 years
Non-competes	430	--	3 years
Trade names	1,902	1,572	5 - 10 years
Total other intangible assets,	14,043	10,937	
Less accumulated amortization	5,405	4,054	
Other intangible assets, net	$ 8,638	$ 6,883	

The following represents a summary of changes in the Company's carrying amount of goodwill for the years ended December 31, 2010, 2009, and 2008 (in thousands):

Balance as of December 31, 2007	$ 31,051
MIV acquisition	8,833
Foreign currency translation	(608)
Balance as of December 31, 2008	$ 39,276
Foreign currency translation	408
MIV deferred tax adjustments	(630)
MIV allowance for doubtful accounts	75
MIV contingent consideration earned	795
Balance as of December 31, 2009	$ 39,924
MIV contingent consideration earned	1,565
OCS acquisition	13,502
Foreign currency translation	142
Balance as of December 31, 2010	$ 55,133

The agreement under which the Company acquired MIV provides for contingent earn-out payments over three years based on growth in revenue and earnings. The 2010 and 2009 earn-out payments, paid in February 2011 and 2010, respectively were $1.6 million and $172,000, respectively, net of closing valuation adjustments and were recorded as additions to goodwill.

On April 1, 2008, approximately 10 customer contracts were purchased from SQ Strategies for $249,000. The recording of this purchase increased customer related intangibles by $260,000 and deferred revenue by $11,000.

Aggregate amortization expense for customer related intangibles, trade names and non-competes for the year ended December 31, 2010, was $1.3 million. Estimated amortization expense for the next five years is: 2011—$1.6 million; 2012—$1.3 million; 2013—$954,000; 2014—$842,000; 2015—$789,000; thereafter $2.0 million.

(5) Income Taxes

For the years ended December 31, 2010, 2009, and 2008, income before income taxes consists of the following:

	2010	2009	2008
U.S. Operations	$11,353	$11,497	$10,406
Foreign Operations	1,962	1,620	1,577
	$13,315	$13,117	$11,983

Income tax expense consisted of the following components:

	Current	Deferred	Total
2010:			
Federal	$ 3,450	$ 458	$ 3,908
Foreign	477	28	505
State	275	128	403
Total	$ 4,202	$ 614	$ 4,816
2009:			
Federal	$ 2,433	$ 1,109	$ 3,542
Foreign	532	3	535
State	(21)	570	549
Total	$ 2,944	$ 1,682	$ 4,626
2008:			
Federal	$ 2,963	$ 350	$ 3,313
Foreign	549	(5)	544
State	596	85	681
Total	$ 4,108	$ 430	$ 4,538

The difference between the Company's income tax expense as reported in the accompanying consolidated financial statements and the income tax expense that would be calculated applying the U.S. federal income tax rate of 34% on pretax income was as follows:

	2010	2009	2008
Expected federal income taxes	$4,527	$4,460	$4,074
Foreign tax rate differential	(59)	(16)	(8)
State income taxes, net of federal benefit and state tax credits	257	362	449
Federal tax credits	(110)	(183)	(51)
Uncertain tax positions	72	27	--
Deferred tax adjustment due to projected rates	138	--	--
Valuation allowance	2	18	--
Other	(11)	(42)	74
Total	$4,816	$4,626	$4,538

Deferred tax assets and liabilities at December 31, 2010 and 2009, were comprised of the following:

	2010	2009
Deferred tax assets:		
Allowance for doubtful accounts	$ 129	$ 105
Accrued expenses	298	248
Share based compensation	1,261	1,034
Capital loss carryforward	1,287	47
Net operating loss	1,376	
Other	215	--
Gross deferred tax assets	4,566	1,434
Less Valuation Allowance	(1,287)	(47)
Deferred tax assets	3,279	1,387
Deferred tax liabilities:		
Prepaid expenses	281	188
Property and equipment	2,169	1,602
Intangible assets	6,111	4,282
Other	--	343
Deferred tax liabilities	8,561	6,415
Net deferred tax liabilities	($5,282)	($5,028)

In assessing the realizablility of deferred tax assets, the Company considers whether it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers projected future taxable income, carry-back opportunities and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, the Company believes it is more likely than not that it will realize the benefits of these deductible differences, net of the valuation allowance recorded. The net impact on income tax expense related to changes in the valuation allowance for 2010, 2009 and 2008, were $2,000, $18,000 and $0, respectively. The current year change relates to increases to the valuation allowance for capital loss carryforwards.

The Company has capital loss carryforwards of $3.2 million which will begin to expire in 2011. A total of $3.2 million of the capital loss carryforwards relate to the pre-acquisition periods of acquired companies. The Company has provided a $1.3 million valuation allowance against the tax benefit associated with the capital loss carryforwards.

The undistributed foreign earnings of the Company's foreign subsidiary of approximately $5.6 million are considered to be indefinitely reinvested. Accordingly, no provision for U.S. federal and state income taxes or foreign withholding taxes has been provided for such undistributed earnings. It is impractical to determine the additional income tax liability, if any, associated with the repatriation of undistributed earnings.

The unrecognized tax benefit at December 31, 2010, was $269,000, excluding interest of $31,000 and no penalties. The full unrecognized tax benefits, if recognized, would favorably impact the effective income tax rate. The Company accrues interest and penalties related to uncertain tax position in the statements of income as income tax expense. The Company believes it is reasonably possible that the total amount of unrecognized tax benefits will not decrease within the next 12 months.

The change in the unrecognized tax benefits for 2010 and 2009 is as follows:

	(In thousands)
Balance of unrecognized tax benefits at December 31, 2008	$ ---
Increases for tax positions established during prior years	509
Increases for tax positions established for the current period	32
Balance of unrecognized tax benefits at December 31, 2009	$ 541
Increases for tax positions established during prior years	162
Decreases for tax positions established for the current period	(434)
Balance of unrecognized tax benefits at December 31, 2010	$ 269

The Company files a U.S. federal income tax return, various state jurisdictions and a Canada federal and provincial income tax return. The 2007 to 2010 U.S. federal and state returns remain open to examination. The 2006 to 2010 Canada federal and provincial income tax returns remain open to examination.

(6) Notes Payable

Notes payable consisted of the following:

	2010	2009
	(In thousands)	
Revolving credit note with US Bank, subject to borrowing base, matures June 30, 2011, maximum available $6.5 million	--	--
Note payable to US Bank refinanced as of July 2010 for $6.9 million, interest 3.79% fixed rate, 35 monthly scheduled principal and interest payments of $80,104, final balloon payment of interest and principal due July 31, 2013.	6,610	7,659
Note payable to US bank for $10 million, interest at a fixed rate of 3.79%, 35 monthly scheduled principal and interest payments of $121,190, final balloon payment of interest and principal due July 31, 2013.	9,550	--
Total notes payable	16,160	7,659
Less current portion	1,827	783
Note payable, net of current portion	$ 14,333	$ 6,876

On December 19, 2008, the Company borrowed $9.0 million under a term note to partially finance the acquisition of MIV. In July 2010, the Company refinanced the existing term loan with a $6.9 million term loan. The new term loan is payable in 35 monthly installments of $80,104 with a balloon payment of $4.8 million for the remaining principal balance and interest due on July 31, 2013. Borrowings under the term note bear interest at an annual rate of 3.79%.

On July 31, 2010, the Company borrowed $10.0 million under a term note to partially finance the acquisition of OCS. The term loan is payable in 35 monthly installments of $121,190 with a balloon payment of $6.7 million for the remaining principal balance and interest due on July 31, 2013. Borrowings under the term note bear interest at an annual rate of 3.79%.

The term notes are secured by certain of the Company's assets, including the Company's land, building, accounts receivable and intangible assets. The term notes contain various restrictions and covenants applicable to the Company, including requirements that the Company maintain certain financial ratios at prescribed levels and restrictions on the ability of the Company to consolidate or merge, create liens, incur additional indebtedness or dispose of assets. As of December 31, 2010, the Company was in compliance with these restrictions and covenants.

The Company entered into a revolving credit note in 2006. The maximum aggregate amount available under the revolving credit note was originally $3.5 million, but an addendum to the note in March 2008, changed the amount to $6.5 million. The revolving credit note was renewed in July 2010 to extend the term to June 30, 2011. The Company may borrow, repay and re-borrow amounts under the revolving credit note from time to time until its maturity on June 30, 2011.

The maximum aggregate amount available under the revolving credit note of $6.5 million is subject to a borrowing base equal to 75% of the Company's eligible accounts receivable. Borrowings under the renewed revolving credit note bear interest at a variable annual rate, with three rate options at the discretion of management as follows: 1) 2.5% plus the daily reset one-month LIBOR rate or 2) 2.2% plus the one-, two-, three-, six- or twelve-month LIBOR rate, or 3) the bank's Money Market Loan Rate. As of December 31, 2010, the revolving credit note did not have a balance. According to borrowing base requirements, the Company had the capacity to borrow $6.5 million as of December 31, 2010.

The aggregate maturities of the note payable for each of the five years subsequent to December 31, 2010, are (in thousands):

	Total Payments	2011	2012	2013	2014	2015
Notes payable	$ 16,160	$1,827	$1,897	$12,436	$ --	$ --

(7) Share-Based Compensation

The Company measures and recognizes compensation expense for all share-based payments. The compensation expense is recognized based on the grant-date fair value of those awards. All of the Company's existing stock option awards and non-vested stock awards have been determined to be equity-classified awards.

In August 2001, the Board of Directors adopted, and on May 1, 2002, the Company's shareholders approved, the National Research Corporation 2001 Equity Incentive Plan ("2001 Equity Incentive Plan"). The 2001 Equity Incentive Plan provides for the granting of stock options, stock appreciation rights, restricted stock, performance shares and other share-based awards and benefits up to an aggregate of 600,000 shares of the Company's common stock. Options granted may be either nonqualified or incentive stock options. Options vest over one to five years following the date of grant and option terms are generally five to ten years following the date of grant. At December 31, 2010, there were 3,770 shares available for issuance pursuant to future grants under the 2001 Equity Incentive Plan. The Company has accounted for grants of 596,230 options under the 2001 Equity Incentive Plan using the date of grant as the measurement date for financial accounting purposes.

The National Research Corporation 2004 Non-Employee Director Stock Plan (the "2004 Director Plan") is a nonqualified plan that provides for the granting of options with respect to 550,000 shares of the Company's common stock. The 2004 Director Plan provides for grants of nonqualified options to each director of the Company who is not employed by the Company. On the date of each annual meeting of shareholders of the Company, options to purchase 12,000 shares of the Company's common stock are granted to directors that are re-elected or retained as a director at such meeting. On May 7, 2009, the Board of Directors amended the plan to increase the number of shares of common stock authorized for issuance under the plan from 250,000 to 550,000 shares, and the Company's shareholders approved the increase at the annual meeting on May 7, 2010. Options vest one year following the date of grant and option terms are generally ten years following the date of grant, or three years in the case of termination of the outside director's service. At December 31, 2010, there were 229,000 shares available for issuance pursuant to future grants under the 2004 Director Plan. The Company has accounted for grants of 321,000 options under the 2004 Director Plan using the date of grant as the measurement date for financial accounting purposes.

In February 2006, the Board of Directors adopted, and on May 4, 2006, the Company's shareholders approved the National Research Corporation 2006 Equity Incentive Plan (the "2006 Equity Incentive Plan"). The 2006 Equity Incentive Plan provides for the granting of options, stock appreciation rights, restricted stock, performance shares and other share-based awards and benefits up to an aggregate of 600,000 shares of the Company's common stock. Options granted may be either incentive stock options or nonqualified stock options. Vesting terms vary with each grant, and option terms are generally five to ten years. Options vest over one to five years following the date of grant and options terms are generally five to ten years following the date of grant. At December 31, 2010, there were 266,654 shares available for issuance pursuant to future grants under the 2006 Equity Incentive Plan. The Company has accounted for grants of 333,346 options under the 2006 Equity Incentive Plan using the date of grant as the measurement date for financial accounting purposes.

The Company granted options to purchase 273,812, 102,739 and 118,475 shares of the Company's common stock during the years ended December 31, 2010, 2009 and 2008, respectively. Options to purchase shares of common stock were granted with exercise prices equal to the fair value of the common stock on the date of grant. The fair value of stock options granted was estimated using a Black-Scholes valuation model with the following assumptions:

	2010	2009	2008
Expected dividend yield at date of grant	2.86 to 3.09%	1.93-2.35%	1.87-2.11%
Expected stock price volatility	28.40 to 31.20%	24.2 to 30.2%	21.1-24.2%
Risk-free interest rate	1.55 to 2.56%	1.55 to 2.15%	3.18%
Expected life of options (in years)	4 to 6	4 to 6	4 to 6

The risk-free interest rate assumptions were based on the U.S. Treasury yield curve in effect at the time of the grant. The expected volatility was based on historical monthly price changes of the Company's stock based on the expected life of the options at the date of grant. The expected life of options is the average number of years the Company estimates that options will be outstanding. The Company considers groups of associates that have similar historical exercise behavior separately for valuation purposes.

The following table summarizes stock option activity under the Company's 2001 and 2006 Equity Incentive Plans and the 2004 Director Plan for the year ended December 31, 2010:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Terms (Years)	Aggregate Intrinsic Value (In thousands)
Outstanding at beginning of period	577,822	$22.06	--	--
Granted	273,812	$26.02	--	--
Exercised	(17,573)	$15.59	--	--
Outstanding at end of period	834,061	$23.49	6.98	$19,592
Exercisable at end of period	333,746	$20.97	5.27	$ 6,999

The weighted average grant date fair value of stock options granted during the years ended December 31, 2010, 2009 and 2008, was $4.48, $5.72 and $5.67, respectively. The total intrinsic value of stock options exercised during the years ended December 31, 2010, 2009 and 2008, was $192,000, $28,000 and $2.3 million, respectively. As of December 31, 2010, the total unrecognized compensation cost related to non-vested stock option awards was approximately $1.4 million, which was expected to be recognized over a weighted average period of 3.45 years.

Cash received from stock options exercised for the years ended December 31, 2010, 2009 and 2008, was $274,000, $18,000, and $1.9 million, respectively. The actual tax benefit realized for the tax deduction from stock options exercised was $43,000, $11,000 and $743,000, for the years ended December 31, 2010, 2009 and 2008, respectively.

During 2010, 2009 and 2008, the Company granted 9,238, -0- and -0- non-vested shares of common stock under the 2001 Equity Incentive Plan. As of December 31, 2010, the Company had 22,636 non-vested shares of common stock outstanding under the Plan. These shares vest over one to five years following the date of grant and holders thereof are entitled to receive dividends from the date of grant, whether or not vested. The fair value of the awards is calculated as the fair market value of the shares on the date of grant. The Company recognized $108,000, $178,000 and $220,000 of non-cash compensation for the years ended December 31, 2010, 2009 and 2008, respectively, related to this non-vested stock.

The following table summarizes information regarding non-vested stock granted to associates under the 2001 Equity Incentive Plan for the year ended December 31, 2010:

	Shares Outstanding	**Weighted Average Grant Date Fair Value Per Share**
Outstanding at beginning of period	21,956	$21.68
Granted	9,238	$21.65
Vested	(8,558)	$23.37
Outstanding at end of period	22,636	$21.03

As of December 31, 2010, the total unrecognized compensation cost related to non-vested stock awards was approximately $198,000 and is expected to be recognized over a weighted average period of 3.47 years.

(8) Restructuring and Severance Costs

The Company records restructuring liabilities that represent charges incurred in connection with consolidations, including operations from acquisitions. These charges consist primarily of severance costs. Severance charges are based on various factors including the employee's length of service, contract provisions, and salary levels. Expense for one-time termination benefits are accrued over each individual's service period. The Company records the expense based on its best estimate based upon detailed analysis. Although significant changes are not expected, actual costs may differ from these estimates.

As part of the Company's ongoing plans to improve the efficiency and effectiveness of its operations, the Company announced plans to centralize MIV/OCS functions in Lincoln and Seattle and eliminate certain costs of the Wausau operation (the "2010 Restructuring Plan"). In connection with the 2010 Restructuring Plan, the Company expects to incur aggregate costs of $143,000 for one-time termination benefits related to 14 employees. The Company recorded $143,000 in the year ended December 31, 2010, which is included in selling, general and administrative expenses. The Company paid $106,000 in 2010 and the remaining $37,000 will be paid in the first quarter of 2011.

In connection with the acquisition of OCS, the Company reduced headcount from acquisition date levels. OCS had pre-existing arrangements for severance with its associates at the date of acquisition. Total severance related to 26 OCS associates approximated $347,000, including $333,000 of severance accruals included in the liabilities assumed at acquisition. The Company recorded additional severance costs of $14,000 in the fourth quarter of 2010. The Company paid $333,000 in 2010 and the remaining $14,000 will be paid in the first quarter of 2011.

The following table reconciles the beginning and ending restructuring costs included in accrued wages, bonus and profit-sharing:

	2010 Restructuring Plan One-time Termination Benefits	OCS One-time Termination Benefits	Total
		(In thousands)	
Balance, Restructuring liability at December 31, 2009	$ -	$ -	$ -
Severance assumed in OCS acquisition	-	333	333
Accrual for severance and employee related costs	143	14	157
Payments	(106)	(333)	(439)
Balance, Restructuring liability at December 31, 2010	$ 37	$ 14	$ 51

In February 2011, the Company vacated its office in Wausau, Wisconsin, and reached agreements to terminate the operating lease for its office in Wausau and other services. As a result, the Company made lump-sum payments totaling $271,000, which are included in selling, general and administrative expenses in the first quarter of 2011.

(9) Leases

The Company leases printing equipment and services in the United States, and office space in Canada, Wisconsin, California and Washington. The Company has recorded rent expense in connection with its operating leases of $691,000, $626,000 and $607,000 in 2010, 2009 and 2008, respectively. The Company also has capital leases for production, mailing and computer equipment.

Payments under non-cancelable operating leases and capital leases are:

As of December 31,	Capital Leases	Operating Leases
	(In thousands)	
2011	$ 150	$ 560
2012	111	562
2013	97	308
2014	97	143
2015	81	136
Total minimum lease payments	536	$ 1,709
Less: amount representing interest	96	
Present value of minimum lease payments	440	
Less: current maturities included in accrued expenses	113	
Capital lease obligations, net of current portion included in other long term liabilities	$ 327	

(10) Related Party

A Board member of the Company also serves as a director of the Picker Institute. The Company advanced $300,000 in each of 2004 and 2003 to the Picker Institute to fund designated research projects. The advance was fully used by December 31, 2008. During 2008, $171,000 was expensed on research work.

A Board member of the Company also serves as an officer of Ameritas Life Insurance Corp. In connection with the Company's regular assessment of its insurance-based associate benefits and the costs associated therewith which is conducted by an independent insurance broker, in 2007 the Company began purchasing dental insurance for certain of its associates from Ameritas Life Insurance Corp. and, in 2009, the Company also began purchasing vision insurance for certain of its associates from Ameritas Life Insurance Corp. The total value of these purchases was $146,000, $108,000 and $79,000 in 2010, 2009 and 2008 respectively.

A former owner of OCS, and current associate of the Company, is also co-owner of EPIC Property Management LLC, the entity from which the Company leases office space for OCS. The lease term began on August 3, 2010 and ends January 31, 2011. The total of the rental and utility payments under the lease for the year ended December 31, 2010, was $84,000.

(11) Associate Benefits

The Company sponsors a qualified 401(k) plan covering substantially all associates with no eligibility service requirement. Under the 401(k) plan, the Company matches 25% of the first 6% of compensation contributed by each associate. Employer contributions, which are discretionary, vest to participants at a rate of 20% per year. The Company contributed $168,000, $151,000 and $151,000 in 2010, 2009 and 2008, respectively, as a matching percentage of associate 401(k) contributions.

(12) Segment Information

The Company has seven operating segments that are aggregated into one reporting segment because they have similar economic characteristics and meet the other aggregation criteria. Included in the table below is certain entity-wide information regarding the Company's revenue by geographic areas for the years ended December 31, 2010, 2009, and 2008:

	2010	2009	2008
		(In thousands)	
United States	$ 58,598	$ 52,961	$ 46,841
Canada	4,800	4,731	4,172
Total	$ 63,398	$ 57,692	$ 51,013

As of December 31, 2010, long-lived assets, net total $14.5 million, which includes $14.3 million in the United States and $200,000 in Canada. As of December 31, 2009, long-lived assets, net total $14.0 million, which includes $13.8 million in the United States and $200,000 in Canada.

(13) Subsequent Event

As discussed in Notes 8 and 9, in February 2011, the Company negotiated a lease termination for its office space in Wausau, Wisconsin. A lump sum payment termination fee of $267,000 was paid in the first quarter of 2011. Minimum operating lease payment included in Note 9 that will not be required due to the lease termination are $130,000 in 2011, $145,000 in 2012, and $136,000 in 2013.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

In accordance with Rule 13a-15(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), the Company's management evaluated, with the participation of the Company's Chief Executive Officer and the Company's Chief Financial Officer, the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2010. Based upon their evaluation of these disclosure controls and procedures, the Chief Executive Officer and the Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2010.

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act). The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, however, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies of procedures may deteriorate.

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's internal control over financial reporting using the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on such evaluation, the Company's management concluded that the Company's internal control over financial reporting was effective as of December 31, 2010.

There was no change in the Company's internal control over financial reporting that occurred during the quarter ended December 31, 2010, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

Item 9B. Other Information

The Company has no other information to report pursuant to this item.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item with respect to directors and Section 16 compliance is included under the captions "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance," respectively, in the Company's definitive Proxy Statement for its 2011 Annual Meeting of Shareholders ("Proxy Statement") and is hereby incorporated herein by reference. Information with respect to the executive officers of the Company appears in Item 1 of this Annual Report on Form 10-K. The information required by this Item with respect to audit committees and audit committee financial experts is included under the caption "Corporate Governance" in the Proxy Statement and is incorporated herein by reference.

The Company has adopted a Code of Business Conduct and Ethics that applies to all of the Company's associates, including the Company's Chief Executive Officer, Chief Financial Officer, Controller and other persons performing similar functions. The Company has posted a copy of the Code of Business Conduct and Ethics on its website at www.nationalresearch.com. The Company intends to satisfy the disclosure requirements under Item 5.05 of Form 8-K regarding amendments to, or waivers from, the Code of Business Conduct and Ethics by posting such information on its website at www.nationalresearch.com. The Company is not including the information contained on its website as part of, or incorporating it by reference into, this report.

Item 11. Executive Compensation

The information required by this Item is included under the captions "Compensation Discussion and Analysis," "2010 Summary Compensation Table," "Grants of Plan-Based Awards in 2010," "Outstanding Equity Awards at December 31, 2010," "2010 Director Compensation," "Compensation Committee Report" and "Corporate Governance-Transactions with Related Persons" in the Proxy Statement and is hereby incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

The information required by this Item with respect to security ownership of certain beneficial owners and management is included under the caption "Principal Shareholders" in the Proxy Statement and is hereby incorporated by reference.

The following table sets forth information with respect to compensation plans under which equity securities of the Company are authorized for issuance as of December 31, 2010.

Plan Category	Number of securities to be issued upon the exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders (1)	834,061	$23.49	499,424 (2)
Equity compensation plans not approved by security holders	--	--	--
Total	834,061	$23.49	499,424

(1) Includes the Company's 2006 Equity Incentive Plan, 2004 Director Plan, and the 2001 Equity Incentive Plan.

(2) As of December 31, 2010, the Company had authority to award up to 161,854 additional shares of restricted Common Stock to participants under the 2001 Equity Incentive Plan, provided that the total of such shares awarded may not exceed the total number of shares remaining available for issuance under the 2001 Equity Incentive Plan, which totaled 3,770 as of December 31, 2010. Under the 2006 Equity Incentive Plan, the Company had authority to award up to 158,647 additional shares of restricted Common Stock to participants under the 2006 Equity Incentive Plan, provided that the total of such shares awarded may not exceed the total number of shares remaining available for issuance under the 2006 Equity Incentive Plan, which totaled 266,654 as of December 31, 2010.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item is included under the caption "Corporate Governance" in the Proxy Statement and is hereby incorporated by reference.

Item 14. Principal Accountant Fees and Services

The information required by this Item is included under the caption "Miscellaneous—Independent Registered Public Accounting Firm" in the Proxy Statement and is hereby incorporated by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules

1. Consolidated financial statements. The consolidated financial statements listed in the accompanying index to the consolidated financial statements and financial statement schedule are filed as part of this Annual Report on Form 10-K.

2. Financial statement schedule. The financial statement schedule listed in the accompanying index to the consolidated financial statements and financial statement schedule is filed as part of this Annual Report on Form 10-K.

3. Exhibits. The exhibits listed in the accompanying exhibit index are filed as part of this Annual Report on Form 10-K.

NATIONAL RESEARCH CORPORATION AND SUBSIDIARY

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

(In thousands)

	Balance at Beginning of Year	Acquisition	Bad Debt Expense	Write-offs Net of Recoveries	Balance at End of Year
Allowance for doubtful accounts:					
Year Ended December 31, 2008	$ 70	$ 69	$ 168	$ 66	$ 241
Year Ended December 31, 2009	241	75	138	175	279
Year Ended December 31, 2010	279	42	39	23	337

See accompanying report of independent registered public accounting firm.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

Page in this Form 10-K

Report of Independent Registered Public Accounting Firm 23

Consolidated Balance Sheets as of December 31, 2010 and 2009 24

Consolidated Statements of Income for the Three Years Ended December 31, 2010 25

Consolidated Statements of Shareholders' Equity and Comprehensive Income as of and for the Three Years Ended December 31, 2010 26

Consolidated Statements of Cash Flows for the Three Years Ended December 31, 2010 27

Notes to Consolidated Financial Statements 28

Schedule II — Valuation and Qualifying Accounts 52

All other financial statement schedules are omitted since the required information is not present or is not present in amounts sufficient to require submission of the schedules, or because the information required is included in the consolidated financial statements and notes thereto.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 25th day of March 2011.

NATIONAL RESEARCH CORPORATION

By /s/ Michael D. Hays
Michael D. Hays
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Michael D. Hays Michael D. Hays	President, Chief Executive Officer and Director (Principal Executive Officer)	March 25, 2011
/s/ Patrick E. Beans Patrick E. Beans	Vice President, Treasurer, Secretary, Chief Financial Officer and Director (Principal Financial and Accounting Officer)	March 25, 2011
/s/ JoAnn M. Martin JoAnn M. Martin	Director	March 25, 2011
/s/ John N. Nunnelly John N. Nunnelly	Director	March 25, 2011
/s/ Paul C. Schorr III Paul C. Schorr III	Director	March 25, 2011
/s/ Gail L. Warden Gail L. Warden	Director	March 25, 2011

EXHIBIT INDEX

Exhibit Number	Exhibit Description
(2.1)#	Merger Agreement, dated as of November 26, 2008, by and among National Research Corporation, NRC Acquisition, Inc., My Innerview, Inc., Neil L. Gulsvig and Janice L. Gulsvig [Incorporated by reference to Exhibit (2.1) to National Research Corporation's Current Report on Form 8-K dated November 26, 2008 (File No. 0-29466)]
(2.2)#	Stock Purchase Agreement, dated as of August 3, 2010, by and among National Research Corporation, Outcome Concept Systems, Inc. and the holders of Outcome Concept Systems' shares of common stock and warrants to purchase such shares [Incorporated by reference to Exhibit (2.1) to National Research Corporation's Current Report on Form 8-K dated August 3, 2010 (File No. 0-29466)]
(3.1)	Articles of Incorporation of National Research Corporation, as amended to date [Incorporated by reference to Exhibit (3.1) to National Research Corporation's Registration Statement on Form S-1 (Registration No. 333-33273)]
(3.2)	By-Laws of National Research Corporation, as amended to date [Incorporated by reference to Exhibit (3.2) to National Research Corporation's Current Report on Form 8-K dated May 8, 2009 (File No. 0-29466)]
(4.1)	Installment or Single Payment Note, dated as of December 19, 2008, from National Research Corporation to U.S. Bank National Association [Incorporated by reference to Exhibit (4.1) to National Research Corporation's Current Report on Form 8-K dated December 19, 2008 (File No. 0-294660)]
(4.2)	Installment or Single Payment Note, dated as of July 30, 2010, from National Research Corporation to U.S. Bank N.A. to refinance the prior December 19, 2008 note of National Research Corporation [Incorporated by reference to Exhibit (4.2) to National Research Corporation's Current Report on Form 8-K dated August 3, 2010 (File No. 0-29466)]
(4.3)	Installment or Single Payment Note, dated as of July 30, 2010, from National Research Corporation to U.S. Bank N.A. to fund a portion of the acquisition of Outcome Concept Systems, Inc. [Incorporated by reference to Exhibit (4.1) to National Research Corporation's Current Report on Form 8-K dated August 3, 2010 (File No. 0-29466)]
(10.1)*	National Research Corporation 2001 Equity Incentive Plan [Incorporated by reference to National Research Corporation's Proxy Statement for the 2002 Annual Meeting of Shareholders, filed with the Securities and Exchange Commission on April 3, 2002 (File No. 0-29466)]
(10.2)*	National Research Corporation 2006 Equity Incentive Plan [Incorporated by reference to National Research Corporation's Proxy Statement for the 2006 Annual Meeting of Shareholders, filed with the Securities and Exchange Commission on April 3, 2006 (File No. 0-29466)]
(10.3)*	National Research Corporation Director Stock Plan, as amended to date [Incorporated by reference to Exhibit (10.2) to National Research Corporation's Annual Report on Form 10-K for the year ended December 31, 1997 (File No. 0-29466)]

Exhibit Number	Exhibit Description
(10.4)*	National Research Corporation 2004 Non-Employee Director Stock Plan [Incorporated by reference to Exhibit (10) to National Research Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 (File No. 0-29466)]
(10.5)+	Contract, dated January 23, 2002, between National Research Corporation and the Department of Veterans Affairs [Incorporated by reference to Exhibit (10.4) to National Research Corporation's Annual Report on Form 10-K for the year ended December 31, 2001 (File No. 0-29466)]
(10.6)*	Form of Nonqualified Stock Option Agreement (for new associates) used in connection with the 2001 Equity Incentive Plan [Incorporated by reference to Exhibit 4.4 to National Research Corporation's Registration Statement on Form S-8 (Registration No. 333-120530)]
(10.7)*	Form of Nonqualified Stock Option Agreement (for officers) used in connection with the 2001 Equity Incentive Plan [Incorporated by reference to Exhibit 4.5 to National Research Corporation's Registration Statement on Form S-8 (Registration No. 333-120530)]
(10.8)*	Form of Restricted Stock Agreement for executive officers used in connection with the 2001 Equity Incentive Plan [Incorporated by reference to Exhibit 10.2 to National Research Corporation's Current Report on Form 8-K dated March 19, 2005 (File No. 0-29466)]
(10.9)*	Form of Restricted Stock Agreement (one year vesting) used in connection with the 2001 Equity Incentive Plan [Incorporated by reference to Exhibit 4.6 to National Research Corporation's Registration Statement on Form S-8 (Registration No. 333-120530)]
(10.10)*	Form of Restricted Stock Agreement (five year vesting) used in connection with the 2001 Equity Incentive Plan [Incorporated by reference to Exhibit 4.7 to National Research Corporation's Registration Statement on Form S-8 (Registration No. 333-120530)]
(10.11)*	Form of Nonqualified Stock Option Agreement used in connection with the 2006 Equity Incentive Plan [Incorporated by reference to Exhibit (10.14) to National Research Corporation's Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 0-29466)]
(10.12)*	Form of Restricted Stock Agreement used in connection with the 2006 Equity Incentive Plan [Incorporated by reference to Exhibit (10.15) to National Research Corporation's Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 0-29466)]
(21)	Subsidiary of National Research Corporation
(23)	Consent of Independent Registered Public Accounting Firm
(31.1)	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
(31.2)	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
(32)	Certification of Periodic Financial Report by the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Exhibit Description
(99)	Proxy Statement for the 2011 Annual Meeting of Shareholders [To be filed with the Securities and Exchange Commission under Regulation 14A within 120 days after December 31, 2010; except to the extent specifically incorporated by reference, the Proxy Statement for the 2011 Annual Meeting of Shareholders shall not be deemed to be filed with the Securities and Exchange Commission as part of this Annual Report on Form 10-K]

---

* A management contract or compensatory plan or arrangement.

The schedules to this agreement are not being filed herewith. The registrant agrees to furnish supplementally a copy of any such schedule to the Securities and Exchange Commission upon request.

+ Portions of this exhibit have been redacted and are subject to a confidential treatment request filed with the Secretary of the Securities and Exchange Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. The redacted material was filed separately with the Securities and Exchange Commission.

Exhibit 21

Subsidiary of National Research Corp.

National Research Corporation's subsidiary as of December 31, 2010 is listed below:

Subsidiary	**Jurisdication of organization**
National Research Corporation Canada	Ontario

Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
National Research Corporation:

We consent to the incorporation by reference in the registration statements (File Nos. 333-52135, 333-52143, 333-120530, 333-137763, 333-137769) on Forms S-8 and (File Nos. 333-120529 and 333-159370) on Forms S-3 of National Research Corporation of our report dated March 25, 2011, with respect to the consolidated balance sheets of National Research Corporation and subsidiary as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2010, and the related financial statement schedule, which report appears in the December 31, 2010 annual report on Form 10-K of National Research Corporation.

/s/ KPMG LLP

Lincoln, Nebraska
March 25, 2011

Exhibit 31.1

Certification of Chief Executive Officer
Pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934

I, Michael D. Hays, certify that:

1. I have reviewed this Annual Report on Form 10-K of National Research Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiary, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 25, 2011

/s/ Michael D. Hays
Michael D. Hays
President and Chief Executive Officer

Exhibit 31.2

Certification of Chief Financial Officer
Pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934

I, Patrick E. Beans, certify that:

1. I have reviewed this Annual Report on Form 10-K of National Research Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiary, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 25, 2011

/s/ Patrick E. Beans
Patrick E. Beans
Chief Financial Officer

Exhibit 32

Written Statement of the Chief Executive Officer and Chief Financial Officer
Pursuant to 18 U.S.C. Section 1350

Solely for the purposes of complying with 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, we, the undersigned Chief Executive Officer and Chief Financial Officer of National Research Corporation (the "Company"), hereby certify, based on our knowledge, that the Annual Report on Form 10-K of the Company for the twelve-month period ended December 31, 2010, (the "Report") fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Michael D. Hays
Michael D. Hays
President and Chief Executive Officer

/s/ Patrick E. Beans
Patrick E. Beans
Chief Financial Officer

Date: March 25, 2011

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Directors and Officers

Board of Directors

Michael D. Hays
President and Chief Executive Officer
National Research Corporation

Patrick E. Beans
Vice President, Treasurer, Secretary
and Chief Financial Officer
National Research Corporation

JoAnn M. Martin* **Lead Director**
President and Chief Executive Officer
Ameritas Life Insurance Corporation

John N. Nunnelly*
Adjunct Professor
University of Massachusetts

Paul C. Schorr III*
President and Chief Executive Officer
ComCor Holding, Inc.

Gail L. Warden*
President Emeritus
Henry Ford Health System

**Members of Audit, Compensation and Nominating Committees*

Executive Officers

Michael D. Hays
President and Chief Executive Officer

Patrick E. Beans
Chief Financial Officer

Corporate Data

Corporate Headquarters
National Research Corporation
1245 Q Street
Lincoln, Nebraska 68508
Phone: 402.475.2525
Fax: 402.475.9061
www.nationalresearch.com

Common Stock
National Research Corporation's common stock is traded on The NASDAQ Stock Market under the symbol NRCI.

Transfer Agent
Illinois Stock Transfer Company
209 West Jackson Boulevard
Suite 903
Chicago, Illinois 60606
Phone: 800.757.5755
Fax: 312.427.2879

Independent Registered Public Accounting Firm
KPMG LLP
Lincoln, Nebraska

Corporate Counsel
Foley & Lardner LLP
Milwaukee, Wisconsin

Woods & Aitken LLP
Lincoln, Nebraska



NATIONAL RESEARCH
Corporation

1245 Q Street
Lincoln, Nebraska 68508
Phone: 402.475.2525
Fax: 402.475.9061
www.nationalresearch.com